Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock

of

Oyster Point Pharma, Inc.

at

$11.00 per share, net in cash, plus one non-transferable contingent value right for each share, which represents the contractual right to receive a contingent cash payment of $1.00 or $2.00 per share upon the achievement of specified milestones, by

Iris Purchaser Inc.

a wholly owned indirect subsidiary of

Viatris Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,

EASTERN TIME, ON DECEMBER 30, 2022 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 30, 2022),

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point”), at a purchase price of $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Viatris, Purchaser and Oyster Point. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Oyster Point (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) without a vote on the adoption of the Merger Agreement by Oyster Point stockholders, with Oyster Point continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming an indirect wholly owned subsidiary of Viatris. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger shall become effective upon the date and time of the filing of a certificate of merger with the Secretary of State of Delaware or such later date and time as is agreed upon in writing by Viatris, Purchaser and Oyster Point and specified in the certificate of merger (such date and time, the “Effective Time”).

In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) by Oyster Point (including any treasury shares) or by Viatris or Purchaser or any other direct or indirect wholly owned subsidiary of Viatris, which Shares will be canceled and will cease to exist, or (ii) by any Oyster Point stockholders who are entitled to demand and properly exercise and perfect their appraisal rights in accordance with Section 262 of the DGCL and who, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price from Purchaser, without interest thereon and subject to any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Oyster Point will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Viatris.

The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not properly withdrawn) pursuant to the Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms; (ii) the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires, when considered together with all other Shares (if any) otherwise beneficially owned by Viatris or any of its affiliates, representing at least one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (iii) the compliance and performance of Oyster Point in all material respects with all of its covenants and agreements required to be complied with or performed by it under the Merger Agreement (the “Covenants Condition”); (iv) the absence, since the date of the Merger Agreement, of a Material Adverse Effect (as defined below) that is continuing as of the time Purchaser accepts Shares for purchase pursuant to the Offer; (v) the waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), shall have expired or been terminated; (vi) the delivery by Oyster Point of a certificate, executed by the chief executive officer or the chief financial officer of Oyster Point, certifying that certain conditions have been satisfied; (vii) there not having been any action taken, or in effect any law (other than any antitrust law in effect as of the date of the Merger Agreement) or temporary, preliminary or permanent order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any court or governmental body of competent jurisdiction (each, a “Legal Restraint”) imposing a Burdensome Condition (as such term is defined in the Merger Agreement and as described in more detail in Section 11—“The Transaction Agreements”) and there being no pending lawsuit brought by any governmental body of competent jurisdiction seeking a Legal Restraint prohibiting, or making illegal, any of the transactions contemplated by the Merger Agreement or seeking to impose a Burdensome Condition; and (viii) there being in effect no Legal Restraint that directly or indirectly prohibits, or makes illegal, any of the transactions contemplated by the Merger Agreement. The conditions to the Offer are described in more detail in Section 15—“Conditions to the Offer” in this Offer to Purchase.

The board of directors of Oyster Point, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby and by the CVR Agreement and the Tender and Support Agreement referred to therein, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Oyster Point and its stockholders, (ii) authorized and approved the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer.

THE OYSTER POINT BOARD HAS RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.

A summary of the principal terms and conditions of the Offer is provided herein under the heading “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

December 1, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 —“Procedures for Accepting the Offer and Tendering Shares”, in each case prior to one minute after 11:59 p.m., Eastern Time, on December 30, 2022 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser before the Expiration Date pursuant to the Offer.

THE LETTER OF TRANSMITTAL, THE CERTIFICATES FOR THE SHARES AND ANY OTHER REQUIRED DOCUMENTS MUST BE RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE BEFORE THE EXPIRATION DATE.

*    *     *    *    *

Questions and requests for assistance should be directed to the Information Agent (as defined below) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call:

(877) 717-3936 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase (this “Offer to Purchase”), the Letter of Transmittal (the “Letter of Transmittal”) and other related materials (the Offer to Purchase, the Letter of Transmittal and such other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Viatris Inc. (“Viatris”) and Iris Purchaser Inc. (“Purchaser”) have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Oyster Point Pharma, Inc. (“Oyster Point”) contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Viatris and Purchaser by Oyster Point or has been taken from or is based upon publicly available documents or records of Oyster Point on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources as of the date hereof. Viatris and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition (as described herein), all issued and outstanding shares of common stock, par value $0.001 per share, of Oyster Point (the “Shares”), other than Excluded Shares and Dissenting Shares (each as defined in the Agreement and Plan of Merger, dated as of November 7, 2022 (as it may be amended from time to time, the “Merger Agreement”)).

Price Offered Per Share	$11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which CVR represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved (the Cash Amount plus one CVR, collectively, or any higher amount per Share paid pursuant to the Offer, the “Offer Price”).

Scheduled Expiration of Offer; Offer Closing	Expiration of the Offer will occur at the end of the day, one minute after 11:59 P.M., Eastern Time, on December 30, 2022, unless the Offer is extended or earlier terminated in accordance with the Merger Agreement; acceptance and payment for Shares is expected to occur on January 3, 2023, unless the Offer is extended pursuant to the terms of the Merger Agreement. See Section 1—“Terms of the Offer”.

Offeror	Iris Purchaser Inc., a Delaware corporation and a wholly owned indirect subsidiary of Viatris Inc., a Delaware corporation.

Oyster Point Board Recommendation	The board of directors of Oyster Point (the “Oyster Point Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (as defined below), are advisable and fair to, and in the best interest of, Oyster Point and its stockholders, (ii) authorized and approved the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms as and subject to the conditions contained in the Merger Agreement, (iii) authorized that the Merger shall be effected under Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and (iv) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer.

Who is offering to purchase my Shares?

Purchaser, which is a wholly owned indirect subsidiary of Viatris, is offering to purchase for cash all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer, completing the process by which Purchaser will be merged with and into Oyster Point and ancillary activities in connection with the Offer and the Merger. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Viatris and Purchaser”.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Viatris.

How many Shares are you seeking to purchase in the Offer?

We are offering to purchase all of the issued and outstanding Shares of Oyster Point on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer.

See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer”.

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest of Oyster Point. If the Offer is consummated, pursuant to the Merger Agreement, Viatris intends thereafter to cause Purchaser to consummate the Merger as soon as practicable (as described below). Upon consummation of the Merger, Oyster Point would cease to be a publicly traded company and would be an indirect wholly owned subsidiary of Viatris. In addition, after completion of the Merger we intend to cause the Shares to be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

See Section 12—“Purpose of the Offer; Plans for Oyster Point”.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus one CVR representing the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction”, Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares”.

Is there an agreement governing the Offer?

Yes. Viatris, Purchaser and Oyster Point have entered into an Agreement and Plan of Merger, dated as of November 7, 2022 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Oyster Point, with Oyster Point surviving such merger as a wholly owned subsidiary of Viatris (the “Merger”). If the Minimum Condition (as defined in Section 15—“Conditions to the Offer”) and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as soon as practicable pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Oyster Point stockholders.

See Section 11—“The Transaction Agreements” and Section 15—“Conditions to the Offer”.

What is the CVR and how does it work?

A CVR represents the non-transferable contractual contingent right to receive a cash payment (which we refer to as a “Milestone Payment”) of either (but not both) $1.00 per share in cash if Milestone 1 (as defined below) is achieved or $2.00 per share in cash if Milestone 2 (as defined below) is achieved, net of applicable withholding taxes and without interest. Milestone 1 will be met if Oyster Point both (i) recognizes at least $21.6 million net revenue from sales of TYRVAYA® (varenicline solution) Nasal Spray (“TYRVAYA Nasal Spray”) for the twelve months ended December 31, 2022; and (ii) achieves at least 131,822 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve months ended December 31, 2022. Milestone 2 will be met if Oyster Point both (i) recognizes at least $24.0 million net revenue from sales of TYRVAYA Nasal Spray for the twelve months ended December 31, 2022; and (ii) achieves at least 146,469 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve months ended December 31, 2022. If Milestone 1 is achieved and Milestone 2 is not achieved, the stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will receive a Milestone Payment of $1.00 per share in cash. If Milestone 1 and Milestone 2 are achieved, the stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will receive a Milestone Payment of $2.00 per share in cash. If Milestone 1 is not achieved, no Milestone Payment will become payable and stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will not receive additional consideration.

The right to the payment described above is solely a contractual right governed by the terms and conditions of a Contingent Value Rights Agreement with a rights agent (“Rights Agent”) mutually agreeable to Oyster Point and Viatris (the “CVR Agreement”). The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Viatris, Oyster Point or us. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Viatris than those accorded to general, unsecured creditors under applicable law. For more information on the CVRs, see Section 11—“The Transaction Agreements”.

Is it possible that no payment will become payable to the holders of CVRs?

Yes. It is possible that neither of the milestones giving rise to the Milestone Payment described above will be achieved, in which case you will receive only the Cash Amount for any Shares you tender in the Offer and no payment with respect to your CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs, and there can be no assurance that either milestone will be achieved or that the payments described above will be made.

For more information on the CVRs, see Section 11—“The Transaction Agreements”.

May I transfer my CVRs?

The CVRs will not be transferable except:

•	upon death of a holder by will or intestacy;

•	pursuant to a court order;

•

by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity;

•	in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable, by the Depository Trust Company;

•	if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or

•	to Viatris or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.

For more information on the CVRs, see Section 11—“The Transaction Agreements”.

Will you have the financial resources to make payment?

Yes. Neither the consummation of the Offer nor the Merger is subject to any financing or funding condition. The total amount of funds estimated to be required by Viatris and Purchaser to consummate the Offer and purchase all issued and outstanding Shares in the Offer, to fund the Merger, to fund payments in respect of certain outstanding Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs (each as defined below) and to repay certain indebtedness of Oyster Point is approximately $441 million, excluding related fees and expenses. In addition, Viatris would need approximately $60 million to pay the maximum aggregate amount that the holders of CVRs and holders of certain Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs would be entitled to if the milestones giving rise to the Milestone Payment are achieved. Viatris and Purchaser anticipate funding such cash requirements from Viatris’ available cash on hand.

See Section 9 — “Source and Amount of Funds”.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash (including the right to receive any amounts payable with respect to the CVRs, which will be paid in cash);

•	the Offer and the Merger are not subject to any financing or funding condition;

•	Viatris has cash on hand sufficient to purchase all Shares tendered pursuant to the Offer;

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price), subject to limited exceptions for Shares held by Oyster Point stockholders who properly exercise and perfect their appraisal rights under Section 262 of the DGCL with respect to such Shares, Shares held by Viatris or us or any other direct or indirect wholly owned subsidiary of Viatris or Shares held by Oyster Point, and Viatris will have cash on hand sufficient to pay for all such Shares;

•	the Milestone Payment is not tied to the financial condition, results of operation or position of Viatris or the Surviving Corporation (as defined below);

•	Viatris will have cash on hand sufficient to pay the maximum aggregate amount that may be payable with respect to the CVRs; and

•	the CVRs represent only a portion of the Offer Price as to which the receipt of cash will not occur at closing.

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until one minute after 11:59 p.m., Eastern Time, on December 30, 2022, unless we extend the Offer pursuant to the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated pursuant to, and in accordance with, the Merger Agreement. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

The time of acceptance for payment of all Shares validly tendered (and not validly withdrawn) in the Offer pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time”, and the date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing”. The date and time at which the Merger becomes effective is referred to as the “Effective Time”.

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Can the Offer be extended and under what circumstances?

Yes, the Offer and the Expiration Date can be extended in accordance with the Merger Agreement. If, as of the then-scheduled Expiration Date, any Offer Condition (as defined below) is not satisfied and has not been waived, Purchaser may, in its discretion, extend the Offer on one or more occasions (for an additional period of up to ten business days per extension) to permit such Offer Condition to be satisfied. In certain circumstances, we are required by the terms of the Merger Agreement to extend the Offer beyond the initial Expiration Date. Subject to our rights to terminate the Merger Agreement in accordance with its terms, we must extend the Offer from time to time for (i) any period to the extent required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer, (ii) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) shall have expired or been terminated and (iii) additional periods specified by Oyster Point of up to ten (10) business days per extension if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived and Oyster Point requests that the Offer be extended to permit satisfaction of such Offer Condition(s). However, in no event will Purchaser be required to, and without Oyster Point’s consent, Purchaser will not, extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and February 1, 2023. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will make a public announcement of the extension no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1—“Terms of the Offer”.

What are the most significant conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (collectively, the “Offer Conditions”):

•

that the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires, together with the Shares then owned by Viatris and its affiliates, represent at least one Share more than 50% of the then issued and outstanding Shares (the “Minimum Condition”);

•

the accuracy of representations and warranties made by Oyster Point in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement, as described in more detail in Section 15—“Conditions to the Offer” (the “Representations Condition”);

•

the compliance and performance of Oyster Point in all material respects with all of its covenants and agreements required to be complied with or performed by it under the Merger Agreement at or prior to the Offer Acceptance Time (the “Covenants Condition”);

•

that, since November 7, 2022, there has not been any Material Adverse Effect (as such term is defined in the Merger Agreement and as described in more detail in Section 11—“The Transaction Agreements—Representations and Warranties”) that is continuing as of the Offer Acceptance Time (the “MAE Condition”);

•	the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated (the “Regulatory Condition”);

•

that Viatris and Purchaser have received a certificate, executed by the chief executive officer or the chief financial officer of Oyster Point, to the effect that the Representations Condition, the Covenants Condition and the MAE Condition have been satisfied;

•

that there has not been issued by any court of competent jurisdiction or other governmental body or remain in effect any temporary, preliminary or permanent injunction, judgment or other order imposing a Burdensome Condition (as such term is defined in the Merger Agreement and as described in more detail in Section 11—“The Transaction Agreements”), and there shall not be any pending lawsuit brought by any governmental body of competent jurisdiction seeking an injunction, judgment or other order prohibiting, or making illegal, the consummation of the transactions contemplated by the Merger Agreement or seeking to impose a Burdensome Condition;

•

that no action shall have been taken, or any law or order (other than any antitrust law in effect as of the date of the Merger Agreement) promulgated, entered, enforced, enacted, issued or deemed applicable to the transactions contemplated by the Merger Agreement by any governmental body of competent jurisdiction and remain in effect that directly or indirectly prohibits, or makes illegal, any of the transactions contemplated by the Merger Agreement (the “Non-Prohibition Condition”); and

•	that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions are in addition to, and not a limitation of, the rights of Viatris and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to and in accordance with the Merger Agreement.

Viatris and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of Oyster Point, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger, (vi) amend, modify, change or waive the Minimum Condition, the Non-Prohibition Condition or the Termination Condition,

(vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than in accordance with the relevant provisions of the Merger Agreement, (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (ix) amend or modify the terms of the CVR or the CVR Agreement.

See Section 15—“Conditions to the Offer”.

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•

If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•

If you are a record holder and you hold uncertificated Shares in book-entry form with Oyster Point’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”) and (3) any other documents required by the Letter of Transmittal.

•

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (as defined below). Please contact Innisfree M&A Incorporated (the “Information Agent”) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

If I accept the Offer, how will I get paid?

Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount (or funds related to the CVR, as discussed below) for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to one minute after 11:59 p.m., Eastern Time, on the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, Shares may also be withdrawn at any time after January 30, 2023, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4—“Withdrawal Rights”.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of Purchaser, Viatris and Oyster Point pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, we expect the Merger to occur following the consummation of the Offer without a subsequent offering period. The Merger Agreement does not permit a subsequent offering period for the Offer without Oyster Point’s prior written consent.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4—“Withdrawal Rights”.

What does the Oyster Point board of directors think of the Offer?

The Oyster Point Board, among other things, has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby and by the CVR Agreement and the Tender and Support Agreement described below, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Oyster Point and its stockholders, (ii) authorized and approved the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer, subject to the right of the Oyster Point Board to withdraw or modify its recommendation in accordance with the terms of the Merger Agreement.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Oyster Point”. A more complete description of the reasons for the Oyster Point Board’s recommendation and approval of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Oyster Point with the SEC and to be mailed to all Oyster Point stockholders.

Have any Oyster Point stockholders entered into agreements with Viatris or any of its affiliates requiring them to tender their Shares?

Yes. In connection with the execution of the Merger Agreement, Viatris and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), dated as of November 7, 2022, with InvOpps IV US, L.P., InvOppsIV, L.P., Jeffrey Nau, Ph.D., M.M.S., New Enterprise Associates 14, L.P., Versant Venture Capital VI, L.P., Versant Vantage I, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. (collectively the “Supporting Stockholders”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 46% of the total outstanding Shares as of November 7, 2022, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement.

See Section 11—“The Transaction Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

If the Offer is completed, will Oyster Point continue as a public company?

No. As soon as practicable following the consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL and take steps to ensure that the shares of Oyster Point will cease to be publicly traded. Following the Merger, we will cause the Shares to be delisted from Nasdaq Global Select Market and deregistered under the Exchange Act.

See Section 13—“Certain Effects of the Offer”.

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we consummate the Offer, and accordingly we acquire a majority of the outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable pursuant to applicable sections of the DGCL without a vote on the adoption of the Merger Agreement by Oyster Point stockholders. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger. See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, if we complete the Offer, Oyster Point stockholders who have not tendered their Shares in the Offer (i) will not be required to vote on the adoption of the Merger Agreement, (ii) will be entitled to appraisal rights under Section 262 of the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, upon consummation of the Merger, if they do not validly exercise appraisal rights under the DGCL, have their Shares converted into the right to receive the same consideration, without interest and subject to any applicable withholding taxes, as was payable in the Offer (the “Merger Consideration”).

See Section 11—“The Transaction Agreements”, Section 12—“Purpose of the Offer; Plans for Oyster Point”, under the sub-heading “Merger Without a Vote of the Oyster Point Stockholders ”, and Section 16 —“Certain Legal Matters; Regulatory Approvals”.

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will be consummated as soon as practicable following the consummation of the Offer in accordance with the terms of the Merger Agreement and without a vote by the stockholders of Oyster Point, and all of the Shares outstanding prior to the Effective Time (subject to limited exceptions for Shares held by Oyster Point stockholders who properly exercise and perfect their appraisal rights under Section 262 of the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive the same consideration, without interest and subject to any applicable withholding taxes, as was payable in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that no appraisal rights will be available to you if you tender your Shares.

See the “Introduction” and Section 13—“Certain Effects of the Offer”.

What is the market value of my Shares as of a recent date?

On November 4, 2022, the last trading day before the public announcement of the execution of the Merger Agreement, the reported closing sale price on the Nasdaq Global Select Market was $8.35 per Share. On November 29, 2022, the reported closing sale price on the Nasdaq Global Select Market was $11.20 per Share.

See Section 6—“Price Range of Shares; Dividends”.

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Viatris, Oyster Point will not establish a record date for, declare, accrue, set aside or pay any dividends or make any other distribution in respect of any shares of its capital stock (including the Shares).

See Section 6—“Price Range of Shares; Dividends”.

Will I have appraisal rights in connection with the Offer?

No appraisal rights are available in connection with the Offer. If the Merger is consummated, however, Oyster Point stockholders whose Shares have not been purchased by Purchaser pursuant to the Offer will be entitled to appraisal rights under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights.

A more detailed discussion of appraisal rights can be found in Section 16—“Certain Legal Matters; Regulatory Approvals” and the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

What will happen to my stock options in the Offer?

Stock options to purchase Shares (“Oyster Point Options”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Oyster Point Option or portion thereof that is outstanding, vested pursuant to its terms and unexercised immediately prior to the Effective Time (each, a “Vested Oyster Point Option”) will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of Shares underlying such Vested Oyster Point Option and (ii) the excess, if any, of (x) the sum of the Cash Amount and the Milestone Payment, if any, over (y) the exercise price per Share of such Vested Oyster Point Option, provided that each Vested Oyster Point Option that has an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, will be canceled for no consideration.

As of the Effective Time, each Oyster Point Option or portion thereof that is outstanding, unvested and unexercised with an exercise price less than $13.00 immediately prior to the Effective Time (each, a “Rollover Oyster Point Option”) will be converted into a stock option to purchase a number of shares of common stock, par value $0.01 per share, of Viatris (“Viatris Common Stock”) (rounded down to the nearest whole share) equal to the product of (i) the Equity Award Exchange Ratio (as defined below) and (ii) the number of Shares subject to such Rollover Oyster Point Option, with an exercise price per Share (rounded up to the nearest cent) that is equal to (i) the exercise price per Share of such Rollover Oyster Point Option divided by (ii) the Equity Award Exchange Ratio with such stock options subject to substantially the same terms and conditions, including vesting conditions and service schedules, as applied to the corresponding Rollover Oyster Point Options immediately prior to the Effective Time, provided that each Rollover Oyster Point Option with an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, will be canceled for no consideration upon determination of the applicable Milestone Payment (if any). As used herein, “Equity Award Exchange Ratio” means a fraction, (i) the numerator of which is (A) the Cash Amount if neither Milestone 1 nor Milestone 2 are achieved or (B) the sum of the Cash Amount and any Milestone Payment and (ii) the denominator of which is the average of the volume-weighted average sales price per share of Viatris for each day of the consecutive period of five (5) trading days ending on (and including) the trading day that is four (4) trading days prior to the closing date of the Merger (the “Closing Date”), taken to four decimal places.

Regardless of the terms of the Merger Agreement, if you are a holder of Vested Oyster Point Options at the time of the Offer commencement, you may exercise your Vested Oyster Point Options and tender any Shares issued upon such exercise. You must exercise your Vested Oyster Point Options at least ten (10) business days prior to the Expiration Date because such exercise must settle before the Shares received upon exercise of the Vested Oyster Point Options may be tendered. An exercise of Vested Oyster Point Options cannot be revoked even if Shares received upon the exercise and tendered in the Offer are not purchased in the Offer for any reason. We urge each holder of Vested Oyster Point Options to consult with his or her financial advisor, tax advisor or legal advisor with respect to the advisability of exercising any Vested Oyster Point Options and tendering any Shares issued upon such exercise.

See Section 11—“The Transaction Agreements”, under the sub-headings “Merger Agreement” and “Treatment of Oyster Point Equity Awards”.

What will happen to my restricted stock units in the Offer?

Restricted stock units in respect of Shares (“Oyster Point RSUs”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Oyster Point RSU or portion thereof that is outstanding and vested pursuant to its terms as of immediately prior to the Effective Time, including those that vest solely as a result of the Merger (each, a “Vested Oyster Point RSU”) will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of Shares subject to such Vested Oyster Point RSU and (ii) the sum of the Cash Amount and the Milestone Payment, if any.

At the Effective Time, each Oyster Point RSU or portion thereof that is outstanding and unvested as of immediately prior to the Effective Time (each, an “Unvested Oyster Point RSU”) will be converted into a restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the number of Shares deliverable under such Unvested Oyster Point RSU and (ii) the Equity Award Exchange Ratio, with such restricted stock unit subject to substantially the same terms and conditions, including vesting conditions and service schedules, as applied to the corresponding Unvested Oyster Point RSU immediately prior to the Effective Time.

Regardless of the terms of the Merger Agreement, if you are a holder of Vested Oyster Point RSUs at the time of the Offer commencement, you may only tender Shares acquired upon settlement of such Vested Oyster Point RSUs.

See Section 11 — “The Transaction Agreements”, under the sub-headings “Merger Agreement” and “Treatment of Oyster Point Equity Awards”.

What will happen to my performance stock units in the Offer?

Performance stock units in respect of Shares (“Oyster Point PSUs”) are not sought in or affected by the Offer. However, pursuant to the Merger Agreement, at the Effective Time, each Oyster Point PSU or portion thereof that is outstanding and unvested pursuant to its terms immediately prior to the Effective Time will be converted into a time-based vesting restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the target number of Shares deliverable under such Oyster Point PSU (assuming achievement of the underlying performance goals resulting in 100% of target (out of a potential 125% of target)) and (ii) the Equity Award Exchange Ratio, with such time-based vesting restricted stock unit subject to substantially the same terms and conditions as applied to the corresponding Oyster Point PSU, including vesting conditions (other than the performance-based vesting conditions) and service schedules, as applied to the corresponding Oyster Point PSUs immediately prior to the Effective Time.

At the Effective Time, each Oyster Point RSU and Oyster Point PSU granted on or about July 13, 2022, to the Chief Executive Officer of Oyster Point and the Chief Financial Officer of Oyster Point (each, a “Specified Oyster Point RSU/PSU Award”) that is outstanding and unvested, each as of immediately prior to the Effective Time, will be converted into a time-based vesting restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the target number of Shares deliverable under such Specified Oyster Point RSU/PSU Award (assuming achievement of the underlying performance goals at 100% of target) and (ii) the Equity Award Exchange Ratio, with such time-based vesting restricted stock unit subject to substantially the same terms and conditions as applied to the corresponding Specified Oyster Point RSU/PSU Award, including vesting conditions (other than the performance-based vesting conditions) and service schedules, as applied to the corresponding Specified Oyster Point RSU/PSU Award immediately prior to the Effective Time, provided that 50% of such time-based vesting restricted stock unit will have a vesting date of July 1, 2023 and the remaining 50% will have a vesting date of July 6, 2024.

Regardless of the terms of the Merger Agreement, if you are a holder of vested Oyster Point PSUs at the time of the Offer commencement, you may only tender Shares acquired upon settlement of such vested Oyster Point PSUs.

See Section 11 — “The Transaction Agreements”, under the sub-headings “Merger Agreement” and “Treatment of Oyster Point Equity Awards”.

If I am a participant in the employee stock purchase plan, how do I participate in the Offer?

If you are a participant in the Oyster Point 2019 Employee Stock Purchase Plan (the “Oyster Point ESPP”), you may tender Shares that you have purchased through the Oyster Point ESPP. If you have purchased Shares through the Oyster Point ESPP and hold such Shares, you must follow the procedures and instruct the administrator of the Oyster Point ESPP to tender your Shares within the time period described in the separate instructions that you will receive.

Pursuant to the Merger Agreement, at the Effective Time, the amount of your accumulated contributions under the Oyster Point ESPP as of immediately prior to the Effective Time, to the extent not used to purchase Shares in accordance with the terms and conditions of the Oyster Point ESPP, will be refunded to you as promptly as practicable following the Effective Time, and Viatris shall, or shall cause the Surviving Corporation to, pay through the Surviving Corporation’s payroll each Oyster Point employee’s Oyster Point ESPP account balance measured as of the time of plan termination to be distributed in cash to each such employee, subject to any applicable withholding taxes.

What are the material U.S. federal income tax consequences of tendering Shares?

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs and payments (if any) with respect to the CVRs, with respect to which there is uncertainty. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger, and payments (if any) with respect to the CVRs. See Section 5—“Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

Innisfree M&A Incorporated is acting as the Information Agent for the Offer. Stockholders may call the Information Agent at (877) 717-3936 (toll-free from the U.S. and Canada) or at +1 (412) 232-3651 (from other countries). Banks and brokers may call collect at (212) 750-5833. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Oyster Point Pharma, Inc.:

Iris Purchaser Inc., a Delaware corporation and a wholly owned indirect subsidiary of Viatris Inc., a Delaware corporation, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Oyster Point Pharma, Inc., a Delaware corporation, at a purchase price of $11.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus one non-transferable contractual contingent value right per Share representing the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal.

We are making this Offer pursuant to an Agreement and Plan of Merger, dated as of November 7, 2022, by and among Viatris, Purchaser and Oyster Point. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Oyster Point as soon as practicable in accordance with Section 251(h) of the General Corporation Law of the State of Delaware without a vote on the adoption of the Merger Agreement by Oyster Point stockholders, with Oyster Point continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned indirect subsidiary of Viatris.

In the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares held (i) by Oyster Point (including any treasury shares) or by Viatris or Purchaser or any other direct or indirect wholly owned subsidiaries of Viatris, which Shares will be canceled and will cease to exist or (ii) by any Oyster Point stockholders who properly exercise and perfect their appraisal rights under the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price from Purchaser, without interest thereon (the “Merger Consideration”) and subject to any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Oyster Point will cease to be a publicly traded company and will become wholly owned by Viatris. The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”, which also contains a discussion of the treatment of Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, LLC, the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not properly withdrawn) pursuant to the Offer is conditioned upon, among other things, (i) the absence of a termination of the Merger Agreement in accordance with its terms; (ii) the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires, when considered together with all other Shares (if any) otherwise beneficially owned by Viatris or any of its affiliates, representing at least one Share more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (iii) the compliance and performance of Oyster Point in all material respects with all of its covenants and agreements required to be complied with or performed by it under the Merger Agreement (the “Covenants Condition”); (iv) the absence, since the date of the Merger Agreement, of a Material Adverse Effect (as defined below) that is continuing as of the time Purchaser accepts Shares for purchase pursuant to the Offer; (v) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated; (vi) the delivery by Oyster Point of a certificate, executed by the chief executive officer or the chief financial officer of

Oyster Point, certifying that certain conditions have been satisfied; (vii) there not having been any action taken, or in effect any law (other than any antitrust law in effect as of the date of the Merger Agreement) or temporary, preliminary or permanent order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any court or governmental body of competent jurisdiction (each, a “Legal Restraint”) imposing a Burdensome Condition (as such term is defined in the Merger Agreement and as described in more detail in Section 11—“The Transaction Agreements”) and there being no pending lawsuit brought by any governmental body of competent jurisdiction seeking a Legal Restraint prohibiting, or making illegal, any of the transactions contemplated by the Merger Agreement or seeking to impose a Burdensome Condition; and (viii) there being in effect no Legal Restraint that directly or indirectly prohibits, or makes illegal, any of the transactions contemplated by the Merger Agreement. The conditions to the Offer are described in more detail in Section 15—“Conditions to the Offer” in this Offer to Purchase.

The Oyster Point Board, among other things, has unanimously (i) determined that the Merger Agreement and transactions contemplated thereby and by the CVR Agreement and the Tender and Support Agreement described below, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Oyster Point and its stockholders, (ii) authorized and approved the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions contained in the Merger Agreement, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Oyster Point Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Oyster Point (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that will be furnished to stockholders in connection with the Offer. Oyster Point stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-headings “Background of Offer and Merger” and “Reasons for Recommendation”.

In connection with the execution of the Merger Agreement, Viatris and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), dated as of November 7, 2022, with InvOpps IV US, L.P., InvOppsIV, L.P., Jeffrey Nau, Ph.D., M.M.S., New Enterprise Associates 14, L.P., Versant Venture Capital VI, L.P., Versant Vantage I, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P. (collectively, the “Supporting Stockholders”). Subject to the terms and conditions of the Support Agreement, the Supporting Stockholders have agreed, among other things, to tender, pursuant to the Offer, Shares representing in the aggregate approximately 46% of the total outstanding Shares as of November 7, 2022, and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreement. See Section 11—“The Transaction Agreements” in this Offer to Purchase for a more detailed description of the Support Agreement.

Oyster Point has advised Viatris that, as of the close of business on November 30, 2022, 27,144,768 Shares were issued and outstanding.

Pursuant to the Merger Agreement, the directors of the Surviving Corporation immediately after the Effective Time will be the respective individuals designated as directors of Purchaser as of the Effective Time and the officers of the Surviving Corporation immediately after the Effective Time will be the respective individuals who served as the officers of Oyster Point as of immediately prior to the Effective Time.

If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL as soon as practicable without a vote on the adoption of the Merger Agreement by Oyster Point stockholders.

Material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences”.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, Oyster Point stockholders will be entitled to appraisal rights under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 16—“Certain Legal Matters; Regulatory Approvals”.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly after the Expiration Date pay for all Shares validly tendered prior to one minute following 11:59 p.m., Eastern Time, on the Expiration Date and not validly withdrawn as described under Section 4—“Withdrawal Rights”.

Acceptance for payment of Shares validly tendered and not validly withdrawn pursuant to and subject to the Offer Conditions shall occur on January 3, 2023, unless we extend the Offer pursuant to the terms of the Merger Agreement. We refer to such time of acceptance as the “Offer Acceptance Time”, and the date and time at which such Offer Acceptance Time occurs is referred to as the “Offer Closing”. The date and time at which the Merger becomes effective is referred to as the “Effective Time”.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Regulatory Condition, the MAE Condition and the other conditions described in Section 15—“Conditions to the Offer”.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, if as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion, extend the Offer on one or more occasions (for an additional period of up to ten (10) business days per extension) to permit such Offer Condition to be satisfied. In certain circumstances, we are required by the terms of the Merger Agreement to extend the Offer beyond the initial Expiration Date. Subject to our rights to terminate the Merger Agreement in accordance with its terms, we must extend the Offer from time to time for (i) any period to the extent required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer, (ii) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to consummation of the Offer under the HSR Act shall have expired or been terminated and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived and Oyster Point requests that the Offer be extended to permit satisfaction of such Offer Condition(s). However, in no event will Purchaser be required to, and without Oyster Point’s consent, Purchaser will not, extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and February 1, 2023. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Viatris and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, notwithstanding the foregoing, without the prior written consent of Oyster Point, we are not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger, (vi) amend, modify, change or waive the Minimum Condition, the Termination Condition or the condition that no Legal Restraint remain in effect directly or indirectly prohibiting, or making illegal, the transactions contemplated by the Merger Agreement (the “Non-Prohibition Condition”), (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement, (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Act or (ix) amend or modify the term of the CVR or the CVR Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

Without limiting the manner in which Purchaser may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights”. However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. In addition, in the Merger Agreement, we have agreed that, on the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will (and Viatris will cause Purchaser to) pay for all Shares validly tendered (and not validly withdrawn) in the Offer as promptly as practicable after the Offer Acceptance Time.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to Oyster Point stockholders, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to Oyster Point stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all Oyster Point stockholders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.

There will not be a subsequent offering period for the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15—“Conditions to the Offer”. Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Transaction Agreements” under the sub-headings “Merger Agreement” and “Termination”.

As soon as practicable following (but in any event on the same date as) the Offer Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger pursuant to Section 251(h) of the DGCL without a vote on the adoption of the Merger Agreement by Oyster Point stockholders.

Oyster Point has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Oyster Point as of December 1, 2022, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver (to the extent waivable by Viatris or Purchaser) of the Offer Conditions set forth in Section 15—“Conditions to the Offer” (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and Viatris will cause Purchaser to, as promptly as practicable following the Offer Acceptance Time (as defined below), accept for payment and pay for all of the Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for any Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms set forth in the Merger Agreement and subject to the Offer Conditions, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount (or funds related to the CVRs, as discussed below) for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, retain tendered Shares on Purchaser’s behalf, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

At or prior to the Offer Closing, Viatris will execute the CVR Agreement, which will govern the terms of the CVRs. Neither Purchaser nor Viatris will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. For more information on the CVRs, see Section 11—“The Transaction Agreements”.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•

If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•

If you are a record holder and you hold uncertificated Shares in book-entry form with Oyster Point’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•

If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

•

If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent (as defined below) for assistance.

•

If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. Shares may also be tendered if all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•

the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated and held in book-entry form with Oyster Point’s transfer agent, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates, if any, evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good, marketable and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Viatris, Purchaser, Oyster Point, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorney-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

•

the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Oyster Point’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Oyster Point’s stockholders.

4.	Withdrawal Rights.

Except as otherwise described in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 30, 2023.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of tenders of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. None of Viatris, Purchaser, Oyster Point, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material U.S. Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to stockholders of Oyster Point whose Shares are tendered and accepted for payment of the Offer Price pursuant to the Offer or whose Shares are converted into the right to receive the Offer Price (or cash as a result of exercising appraisal rights). This summary applies only to stockholders of Oyster Point who hold their shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) certain former U.S. citizens or long-term residents who are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a

“straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation; and (xiv) persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their own tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. Holder recognizes, and the timing and character of a portion of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is uncertainty. The installment method of reporting any gain attributable to the receipt of a CVR or payment with respect to a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market.

There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs in connection with the Offer or the Merger. The receipt of the CVRs pursuant to the Offer or the Merger, as the case may be, might be treated as a “closed transaction” or as an “open transaction” for U.S. federal income tax purposes, each discussed below.

Pursuant to U.S. Treasury Regulations dealing with contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable”, a U.S. Holder should treat the transaction as a “closed transaction” and treat the fair market value of the CVRs as part of the consideration received in the Offer or the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. The Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable. The following sections discuss the U.S. federal income tax consequences of the receipt of cash and CVRs in exchange for Shares in the event it is treated as a “closed transaction” and, alternatively, in the event it is treated as an “open transaction”. There is no authority directly addressing whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as “closed transactions” or “open transactions”, and such question is inherently factual in nature. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of “open transaction” treatment and other possible characterizations of the receipt of a CVR. Viatris intends to treat the CVRs received with respect to the Shares pursuant to the Offer or the Merger for all U.S. federal and applicable state and local income tax purposes as additional consideration paid for the Shares pursuant to the Offer or the Merger as part of a “closed transaction”.

Treatment as Closed Transaction.

If the receipt of the CVRs is treated as, or determined to be, part of a closed transaction for U.S. federal income tax purposes, you generally will recognize capital gain or loss on a sale of Shares for the Offer Price pursuant to the Offer or an exchange of Shares for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights), in an amount equal to the difference, if any, between (i) the amount of cash you receive plus the “reasonably ascertainable” fair market value of any CVRs you receive and (ii) your adjusted tax basis in your Shares. The proper method to determine the fair market value of a CVR is not clear, but it is possible that the trading value of Oyster Point’s common stock prior to the Effective Time would be considered along with other factors in making that determination. Gain or loss generally will be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for the Offer Price pursuant to the Merger (or for cash upon exercise of appraisal rights). Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Your initial tax basis in a CVR will equal the fair market value of such CVR upon receipt. The holding period for the CVR will begin on the day following the closing of the Offer or the Effective Time (as applicable).

There is no authority directly addressing the U.S. federal income tax treatment of receiving payments on the CVRs and, therefore, the amount, timing and character of any gain, income or loss with respect to the CVRs is uncertain. For example, payments with respect to the CVRs could be treated as payments with respect to a disposition of a capital asset, which could result in short-term capital gain or loss, or as giving rise to ordinary income. Viatris intends to treat any CVR payment as giving rise to an amount realized on the disposition of a capital asset. U.S. Holders should consult their own tax advisors with respect to the treatment of the CVRs, including any payments made on the CVRs.

Treatment as Open Transaction.

If the transaction is treated as an “open transaction” for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as additional consideration for the Shares at the time the CVRs are received in the Offer or the Merger, as the case may be, and the U.S. Holder would have no tax basis in the CVRs. Instead, the U.S. Holder would take payments under the CVRs into account when made or deemed made in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes. Such payments may be treated, in general, as additional consideration for the disposition of the Shares. Payments of cash pursuant to the Offer or the Merger, plus the payments on the CVRs, generally first would be applied to reduce a U.S. Holder’s adjusted tax basis in the Shares. A U.S. Holder then would recognize gain to the extent of any cash received pursuant to the Offer or the Merger or the CVR payments received after the U.S. Holder’s adjusted tax basis was reduced to zero. A U.S. Holder would recognize loss to the extent of any remaining basis after the basis reduction described in the previous sentence, although it is possible that such holder would not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such holder’s abandonment of the holder’s CVRs. Gain or loss generally would be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction). Any such gain or loss would be long-term if the Shares were held for more than one year prior to such disposition. For both corporate and non-corporate taxpayers, the deductibility of capital losses is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders. Subject to the discussions below under the sub-headings “Backup Withholding” and “FATCA”, payments you receive as a Non-U.S. Holder with respect to Shares that you tender pursuant to the Offer or exchange in the Merger (or as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:

•

your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to your permanent establishment in the United States), in which case (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•

you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

As discussed above, the tax treatment of the CVRs and payments with respect to CVRs is unclear, and it is possible that Viatris or an applicable withholding agent may be required to withhold on payments with respect to the CVRs. Non-U.S. Holders are urged to consult their own tax advisors regarding CVRs and payments with respect to CVRs.

Backup Withholding. All payments to which you would be entitled pursuant to the Offer or the Merger (or as a result of exercising appraisal rights) and payments with respect to CVRs will be subject to backup withholding, currently at a rate of 24%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient or (ii) provide your taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit the applicable IRS Form W-8 attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and generally will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

FATCA. Pursuant to Sections 1471 to 1474 of the Code and the U.S. Treasury Regulations promulgated thereunder (the provisions commonly known as “FATCA”), if a Non-U.S. Holder exchanges Shares pursuant to the Offer or the Merger, the gross proceeds payable to such Non-U.S. Holder from such sale generally would be subject to withholding at a rate of 30% unless such Non-U.S. Holder complies with the documentation, registration, due diligence and reporting requirements of FATCA. However, proposed U.S. Treasury Regulations have eliminated the application of FATCA withholding to payments of gross proceeds from the disposition of a stock interest in a domestic corporation (such as the Shares). Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Non-U.S. Holders should consult with their tax advisors regarding the possible implications of these rules.

6.	Price Range of Shares; Dividends.

The Shares trade on the Nasdaq Global Select Market under the symbol “OYST”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on the Nasdaq Global Select Market based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2020
Third Quarter	$29.65	$17.24
Fourth Quarter	$25.57	$17.71
Fiscal Year Ended December 31, 2021
First Quarter	$25.89	$17.55
Second Quarter	$22.13	$15.80
Third Quarter	$18.85	$11.38
Fourth Quarter	$19.98	$9.86
Fiscal Year Ending December 31, 2022
First Quarter	$18.30	$8.21
Second Quarter	$12.00	$3.46
Third Quarter	$9.43	$4.20
Fourth Quarter (through November 29, 2022)	$11.83	$5.17

On November 4, 2022, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the Nasdaq Global Select Market was $8.35 per Share. On November 29, 2022, the closing sale price per Share reported on the Nasdaq Global Select Market was $11.20. Stockholders are urged to obtain a current market quotation for Shares before deciding whether to tender your Shares.

According to Oyster Point’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC, Oyster Point historically has not declared or paid any cash dividends on the Shares and it did not anticipate declaring or paying any cash dividends in the foreseeable future. Under the Merger Agreement, Oyster Point is not permitted to declare, set aside or pay any dividends with respect to the Shares without the prior written consent of Viatris or except as required by applicable law.

7.	Certain Information Concerning Oyster Point.

Oyster Point was incorporated in Delaware in June 2015. Oyster Point was spun out from Oculeve, Inc., a Delaware corporation, prior to its acquisition by Allergan plc. Oyster Point’s principal executive offices are located at 202 Carnegie Center, Suite 106, Princeton, New Jersey 08540. Oyster Point’s telephone number is (609) 382-9032. Oyster Point’s common stock is listed on the Nasdaq Global Select Market under the symbol “OYST”. The following description of Oyster Point and its business has been derived from Oyster Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and is qualified in its entirety by reference to such report.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Oyster Point is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Oyster Point’s directors and officers, their remuneration, stock options and shares of restricted stock granted to them, the principal holders of Oyster Point’s securities, any material interests of such persons in transactions with Oyster Point and other matters is required to be disclosed in proxy statements, the most recent one having been originally filed with the SEC on April 22, 2022. Such reports, proxy statements and other information are available for inspection through the SEC’s website on the Internet at www.sec.gov.

8.	Certain Information Concerning Viatris and Purchaser.

Viatris is a Delaware corporation and indirect parent of Purchaser. Viatris’ principal executive offices are located at 1000 Mylan Boulevard, Canonsburg, PA 15317. The telephone number of Viatris is (724) 514-1800. Viatris is a global healthcare company formed in November 2020 whose mission is to empower people worldwide to live healthier at every stage of life, regardless of geography or circumstance. Viatris’ portfolio comprises more than 1,400 approved molecules across more than 10 major therapeutic areas.

Purchaser is a Delaware corporation formed on October 21, 2022, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement, Support Agreement and CVR Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Oyster Point will continue as the Surviving Corporation. Until immediately prior to the time Purchaser accepts for payment Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is an indirect wholly owned subsidiary of Viatris. The principal executive offices for Purchaser are located at 1000 Mylan Boulevard, Canonsburg, PA 15317. The telephone number of Purchaser is (724) 514-1800.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Viatris and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, (i) none of Viatris or Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Viatris or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days. Except as provided in the Merger Agreement, the Support Agreement or as otherwise described in this Offer to Purchase, neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Oyster Point (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, neither Viatris nor Purchaser or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Oyster Point or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Viatris or Purchaser or any of their subsidiaries, or, to the best knowledge of Viatris and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Oyster Point or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Viatris and Purchaser with the SEC, are available at the SEC’s website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Each of Viatris’ and Purchaser’s obligation to commence the Offer and close the Merger is not conditioned on its ability to obtain financing. Viatris and Purchaser have represented to Oyster Point that cash on hand of Viatris and Purchaser as of the Closing Date will be sufficient to enable Viatris and Purchaser to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger and the payment of all amounts owing in respect of fees, costs and expenses of Viatris and Purchaser. Viatris estimates that the total amount of funds required by Viatris and Purchaser to consummate the Offer and the Merger, to fund payments in respect of outstanding Oyster Point Options, Oyster Point RSUs and outstanding Oyster Point PSUs and to repay certain indebtedness of Oyster Point is approximately $441 million, excluding related fees and expenses. In addition, Viatris would need approximately $60 million to pay the maximum aggregate amount that the holders of CVRs and holders of certain Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs would be entitled to if the milestones giving rise to the Milestone Payment (as defined in the Merger Agreement and described in Section 11—“The Transaction Agreements”) are achieved. Viatris and Purchaser expect to finance the Offer, the Merger, and any fees, costs and expenses, with cash on hand of Viatris and Purchaser.

10.	Background of the Offer; Past Contacts or Negotiations with Oyster Point.

The following is a description of material contacts between representatives of Viatris and/or Purchaser and representatives of Oyster Point that resulted in the execution of the Merger Agreement. For a review of Oyster Point’s additional activities, please refer to Oyster Point’s Schedule 14D-9 that will be filed with the SEC and mailed to all Oyster Point’s stockholders.

From time to time in the ordinary course of business, Viatris management and the board of directors of Viatris (the “Viatris Board”) evaluate various business opportunities in an effort to enhance stockholder value and to complement and enhance its existing businesses. As part of this process, Viatris management and the Viatris Board consider a number of potential strategic transactions, including potential acquisitions.

Starting in October 2021, representatives of Viatris and Oyster Point engaged in conversations about a potential licensing transaction for Oyster Point’s TYRVAYA Nasal Spray, in territories outside of the United States (“ex-U.S.”), excluding the People’s Republic of China, Hong Kong, Macau and Taiwan (“Greater China”). In connection with these conversations, Oyster Point and Viatris entered into a non-disclosure agreement on November 2, 2021, which did not include any standstill restrictions.

From October of 2021 through May of 2022, Viatris and Oyster Point continued discussions regarding an ex-U.S. licensing transaction with respect to TYRVAYA Nasal Spray. In the spring of 2022, Oyster Point and Viatris engaged in negotiations with respect to a potential ex-U.S. licensing agreement. During such time, Oyster Point provided Viatris with access to due diligence materials with respect to TYRVAYA Nasal Spray in order to facilitate Viatris’ evaluation of such an agreement.

Between June 10, 2022, and June 16, 2022, Dr. Nau, Chief Executive Officer of Oyster Point, and Mr. Lochner, Chief Financial Officer of Oyster Point, contacted representatives of Viatris about potentially engaging in discussions about an acquisition of Oyster Point.

On June 21, 2022, representatives of Viatris management met with Dr. Nau and Mr. Lochner to further discuss the status of the ex-U.S. license proposal. Dr. Nau and Mr. Lochner stated that Viatris would need to provide a final term sheet for ex-US licensing by June 23, 2022, so that the Oyster Point Board could consider its alternatives in connection with a potential ex-U.S. license. No further discussions about a potential strategic acquisition were had at such time.

On June 22, 2022, Viatris management contacted Dr. Nau to request an in-person meeting in New York.

On June 23, 2022, representatives of Viatris, including Mr. Robert Coury, Executive Chairman of Viatris, Mr. Michael Goettler, Chief Executive Officer of Viatris, Mr. Rajiv Malik, President of Viatris, and Mr. Anil Amin, Chief Business Development Officer of Viatris met with Dr. Nau. At this meeting, representatives of Viatris expressed interest in exploring a potential strategic transaction with Oyster Point. However, no specific price or other terms were discussed at that time.

On June 28, 2022, representatives of Oyster Point and Viatris met to discuss providing Viatris with additional due diligence to evaluate a strategic acquisition of Oyster Point. In connection with such discussions, Oyster Point and Viatris entered into a non-disclosure agreement on June 28, 2022, which did not include any standstill restrictions.

On July 12, 2022, representatives of Viatris participated in a management presentation held by representatives of Oyster Point.

On July 13, 2022, representatives of Viatris met with Dr. Nau to discuss a timeline for a potential transaction and the due diligence process generally. While representatives of Viatris conveyed interest in a strategic transaction, the parties did not discuss the potential price of any acquisition or any other terms thereof.

Following this meeting, Viatris engaged in discussions with Centerview Partners LLC (“Centerview”), financial advisor to Oyster Point, during which Viatris representatives requested information required in order to present an offer, including certain financial projections that had been prepared by management for purposes of a potential strategic transaction, which management projections subsequently were shared with representatives of Viatris.

On August 5, 2022, Dr. Nau and Mr. Coury discussed next steps with respect to a potential strategic transaction. Mr. Coury verbally indicated that Viatris was considering a proposal to acquire Oyster Point at a valuation in the range of $11.00 to $13.00 per share but that Viatris would move forward only if Oyster Point agreed to a period of exclusivity during which Viatris would conduct its due diligence and the parties would negotiate the terms of the transactions. Representatives of Viatris subsequently conveyed the same message to representatives of Centerview.

On August 11, 2022, the Viatris Board held a regularly scheduled meeting, during which representatives of Viatris management and Citigroup Global Markets Inc. (“Citi”), financial advisor to Viatris, reviewed with the Viatris Board the potential for a transaction with Oyster Point. After discussion, the Viatris Board authorized management to continue discussions with Oyster Point regarding a potential transaction.

On August 12, 2022, representatives of Centerview presented a $16.00 per share counteroffer to representatives of Viatris, including Mr. Coury. Representatives of Viatris indicated to representatives of Centerview that Viatris was unwilling to engage in any price negotiations until its due diligence was completed.

On August 13, 2022, Mr. Coury contacted Dr. Nau to discuss Viatris’ verbal indication of interest. Mr. Coury informed Dr. Nau that Viatris intended to submit a written indication of interest, but noted that the written indication of interest would not contain a price per share because Viatris needed to complete its due diligence to present an offer price. However, Mr. Coury further noted that, based on the due diligence information reviewed to date, Viatris believed that it would ultimately submit an offer in the range of $11.00 to $13.00 per share. Mr. Coury also indicated that Viatris intended to provide a definitive offer price to Oyster Point in mid-September, and should the Oyster Point Board approve the definitive offer price, Viatris hoped to announce a transaction about two (2) weeks thereafter. Mr. Coury stressed that timing of a potential acquisition was important in light of Viatris’ strategic initiatives and that Viatris would not move forward without exclusivity. Representatives of Viatris subsequently conveyed the same message to representatives of Centerview.

On the same day, Viatris submitted a written indication of interest to Centerview (the “August 13 Indication of Interest”) for the acquisition of Oyster Point, which requested a thirty (30)-day exclusivity period (subject to extension for an additional fifteen (15) days if, during such thirty (30)-day exclusivity period, Viatris had provided a proposed valuation for Oyster Point which was reasonably acceptable to Viatris) and did not contain an offer price.

On August 15, 2022, Oyster Point signed the August 13 Indication of Interest with Viatris. From August 15 until the announcement of the Transactions, the parties engaged in due diligence discussions and Oyster Point made material non-public information available to representatives of Viatris and its advisors. Around this time, Viatris expressed to Centerview that it was contemplating maintaining Oyster Point’s current organizational structure and a significant portion of its headcount.

On September 12, 2022, the Viatris Board held a meeting, during which representatives of Viatris management, Citi and Cravath, Swaine & Moore LLP (“Cravath”), legal advisors to Viatris, reviewed with the Viatris Board the status of discussions with Oyster Point and the potential terms of a transaction with Oyster Point. After discussion, the Viatris Board authorized management to pursue a transaction with Oyster Point, including submission of a proposal to acquire Oyster Point.

Also on September 12, 2022, representatives of Viatris conveyed to representatives of Oyster Point a high-level overview of the revised offer that Viatris was prepared to submit to the Oyster Point Board. Representatives of Viatris expressed their concern around the recent trends in TYRVAYA Nasal Spray prescription numbers as compared to the management forecasts. As a result of these concerns, representatives of Viatris explained that Viatris intended to submit a revised offer that would have an upfront payment and a near-term earnout, likely to be in the form of a contingent value right, tied to prescription numbers, and that Viatris was unwilling to pursue a deal with a purchase price of more than $13.00 per share (inclusive of such earnout). Representatives of Viatris also conveyed that the timing of the signing and closing would be outlined in the letter and were conditions to Viatris moving forward with the negotiation of definitive transaction documents, as Viatris would not be willing to pursue the proposed transaction without alignment with Viatris’ other strategic initiatives. Representatives of Viatris also indicated that retention matters would be an important area of focus for Viatris because of its desire to largely maintain Oyster Point’s organizational structure. On the same day, Mr. Coury conveyed the same message to Dr. Nau.

On September 13, 2022, Viatris provided Oyster Point with a revised indication of interest (the “September 13 Indication of Interest”), proposing to acquire Oyster Point for all-cash consideration of up to $13.00 per share as follows: (1) $13.00 per share if Oyster Point achieved both 2022 Net Sales (as defined in the September 13 Indication of Interest) of $24.00 million or greater and 2022 Prescriptions (as defined in the September 13 Indication of Interest) of 149,950 or greater; (2) $12.00 per share if Oyster Point achieved both 2022 Net Sales of $22.00 million and 2022 Prescriptions of 134,955; and (3) $10.00 per share if Oyster Point did not achieve either of the foregoing milestones. In addition, the September 13 Indication of Interest: (a) requested support agreements from Oyster Point’s largest stockholders; (b) required an extension of the exclusivity period until 11:59 p.m. on October 24, 2022; (c) noted that the Transaction would be conditioned on continued employment of key personnel and existing retention incentives remaining in place, including through a rollover of equity awards; and (d) stipulated that the transaction would close no earlier than January 3, 2023. The September 13 Indication of Interest noted that the thresholds required to achieve $13.00 per share were based on Oyster Point achieving the projected results for fiscal year 2022 reflected in the management forecasts. The September 13 Indication of Interest was updated on the same day to correct the prescription numbers that were proposed in the original version of the letter to match the forecasts that had been previously shared with Viatris. Around this time, representatives of Viatris informed Dr. Nau of Viatris’ intention that he would continue in his role post-transaction and run Viatris’ ophthalmic business.

On September 14, 2022, Dr. Nau and representatives of Centerview presented representatives of Viatris with a counterproposal requesting an increase in the upfront payment outlined in the September 13 Indication of Interest from $10.00 per share to $11.00 per share, and seeking to revise the $12.00 per share milestone to Oyster Point achieving 2022 Net Sales of $21.6 million and 2022 Prescriptions of 131,822, respectively.

On September 15, 2022, Dr. Nau, a representative of Centerview, Mr. Coury and a representative of Cravath held a call to discuss details pertaining to the September 13 Indication of Interest.

On September 15, 2022, Viatris provided Oyster Point with a revised written proposal (the “September 15 Indication of Interest”) to acquire Oyster Point. The terms of the September 15 Indication of Interest were the same as the terms of the September 13 Indication of Interest, except that Viatris agreed to increase the upfront payment from $10.00 per share to $11.00 per share.

On September 16, 2022, Oyster Point executed the September 15 Indication of Interest. Following the execution of the September 15 Indication of Interest, Oyster Point, Viatris and their respective counsel continued to facilitate confidential discussions to further the due diligence and strategic transaction process.

On September 22, 2022, representatives of Cooley, on behalf of Oyster Point, shared with representatives of Cravath a draft merger agreement, tender and support agreement and form of contingent value rights agreement. The draft merger agreement provided for, among other things, a two-step process in which a wholly owned subsidiary of Viatris would commence a tender offer followed by a back-end merger pursuant to Section 251(h) of the DGCL, with Oyster Point continuing as the surviving corporation in the merger, and reflected the other key terms of Viatris’ September 15 Indication of Interest, including with respect to the rollover of equity awards.

On October 4, 2022, representatives of Cravath, on behalf of Viatris, shared with representatives of Cooley a revised draft of the merger agreement. From this time until the execution of the Merger Agreement and the Tender and Support Agreement, representatives of Cooley and Cravath negotiated and exchanged drafts of the merger agreement.

Later that week, representatives of Cooley and Cravath had several discussions, with representatives of Oyster Point and Viatris participating, regarding the terms of the proposed transaction documents, including the proposed transaction structure and the importance to Oyster Point of certainty of a timely closing, and employee and retention matters.

On October 13, 2022, representatives of Cravath, on behalf of Viatris, shared with representatives of Cooley a revised draft of the tender and support agreement which provided for, among other things, a “cut-back” provision by which the aggregate number of supporting stockholders’ shares subject to the terms and conditions of the tender and support agreement would be reduced, pro rata, to 35% of the aggregate shares held by the supporting stockholders upon a change of recommendation by the Oyster Point Board (in lieu of termination of certain provisions of the tender and support agreement in their entirety). From this time until the execution of the Tender and Support Agreement, representatives of Cooley and Cravath negotiated and exchanged drafts of the tender and support agreement.

On October 18, 2022, representatives of Cravath, on behalf of Viatris, shared with representatives of Cooley a revised draft of the form of contingent value rights agreement. From this time until the execution of the Merger Agreement (to which the form CVR Agreement was appended), representatives of Cooley and Cravath negotiated and exchanged drafts of the contingent value rights agreement.

On October 20, 2022, representatives of Oyster Point and Viatris, together with representatives of Cooley and Cravath, discussed certain employee benefit related provisions of the draft merger agreement, including proposals regarding retention arrangements with key Oyster Point employees. From October 20, 2022, until the execution of the Merger Agreement, representatives of Viatris negotiated retention and employee matters with Oyster Point management, including Dr. Nau and Mr. Lochner.

On October 24, 2022, the parties executed an extension of the exclusivity agreement to November 7, 2022, in order to finalize the transaction documents based on Viatris’ strategic objectives and employee and retention matters.

Early in the morning of November 7, 2022, representatives of Oyster Point and Viatris executed the proposed Merger Agreement (to which the form CVR Agreement was appended), and Viatris and certain stockholders of Oyster Point executed the Tender and Support Agreement. Later that morning, each of Oyster Point and Viatris issued a press release announcing the Transactions.

11.	The Transaction Agreements.

The Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO of which this Offer to Purchase forms a part. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Viatris and Purchaser”. Oyster Point stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Viatris, Purchaser or Oyster Point. In particular, the representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosure letters made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. The confidential disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties and certain covenants set forth in the Merger Agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer on or before November 29, 2022 (subsequent to the execution of the Merger Agreement, the parties agreed that Purchaser would commence the Offer on December 1, 2022). Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not validly withdrawn) in the Offer is subject to the satisfaction or waiver of the Minimum Condition and the other Offer Conditions that are described in Section 15—“Conditions to the Offer”. Subject to the satisfaction of the Minimum Condition and the satisfaction (or waiver by Viatris) of the other Offer Conditions that are described in Section 15—“Conditions to the Offer”, the Merger Agreement provides that Purchaser will, and Viatris will cause Purchaser to, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the applicable Expiration Date. Acceptance of all such validly tendered Shares for payment pursuant to and subject to the conditions of the Offer, which will occur on January 3, 2023, unless one or more Offer Conditions is not satisfied as of such date, in which case we will extend the Offer pursuant to the terms of the Merger Agreement, is referred to herein as the “Offer Acceptance Time”, and the date and time at which the Offer Acceptance Time occurs is referred to herein as the “Offer Closing”. The Offer may not be withdrawn without Oyster Point’s prior written consent prior to the Expiration Date (including any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.

Viatris and Purchaser expressly reserve the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, notwithstanding the foregoing, without the prior written consent of Oyster Point, we are not permitted to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;

•	impose conditions to the Offer in addition to the Offer Conditions;

•

amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger;

•	amend, modify, change or waive the Minimum Condition, the Non-Prohibition Condition or the Termination Condition;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than in accordance with the relevant provisions of the Merger Agreement;

•	provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act; or

•	amend or modify the terms of the CVR or the CVR Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Viatris is required to cause Purchaser to extend the Expiration Date. Specifically, subject to our rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must extend the Offer from time to time for:

•	any period to the extent required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer;

•

periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to consummation of the Offer under the HSR Act shall have expired or been terminated; and

•

additional periods specified by Oyster Point of up to ten (10) business days per extension if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived and Oyster Point requests that the Offer be extended to permit satisfaction of such Offer Condition(s).

However, notwithstanding the foregoing, Purchaser is not required to, and without Oyster Point’s consent, may not, extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and February 1, 2023. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

Purchaser has agreed that it will (and Viatris has agreed to cause Purchaser to) promptly terminate the Offer, and will not acquire any Shares pursuant thereto, upon any valid termination of the Merger Agreement prior to the Offer Acceptance Time.

Offer Conditions. The Offer Conditions are described in Section 15—“Conditions to the Offer”.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Oyster Point, and the separate corporate existence of Purchaser will cease, and Oyster Point will continue as the Surviving Corporation in the Merger. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time without a vote on the adoption of the Merger Agreement by Oyster Point stockholders.

The certificate of incorporation and bylaws of the Surviving Corporation at and immediately after the Effective Time will be in the forms attached to the Merger Agreement as Exhibits A and B, respectively.

The obligations of Oyster Point, Viatris and Purchaser to complete the Merger are subject to the satisfaction of the following conditions:

•	there must not be in effect any Legal Restraint that directly or indirectly prohibits, or makes illegal, the consummation of the Merger; and

•	Purchaser (or Viatris on Purchaser’s behalf) must have irrevocably accepted for payment all Shares validly tendered pursuant to the Offer and not validly withdrawn.

Conversion of Capital Stock at the Effective Time. At the Effective Time, by virtue of the Merger, each Share outstanding held at the Effective Time (other than Shares held (i) by Oyster Point (including any held in Oyster Point’s treasury) or by Viatris or Purchaser or any other direct or indirect wholly owned subsidiary of Viatris, which Shares will be canceled and will cease to exist or (ii) by any Oyster Point stockholders who properly exercise and perfect their appraisal rights under the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price, without interest thereon (the “Merger Consideration”) and subject to any applicable withholding taxes.

Each share of the common stock of Purchaser outstanding at the Effective Time will be converted into and become one share of common stock of the Surviving Corporation.

At the close of business on the day of the Effective Time, the stock transfer books of Oyster Point with respect to the Shares will be closed and thereafter there will be no further registration of transfers of Shares on the records of Oyster Point. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares other than the right to receive, upon surrender of stock certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration, or, with respect to Shares of a holder who exercises appraisal rights in accordance with the DGCL, the rights set forth in Section 262 of the DGCL.

Treatment of Oyster Point Equity Awards. Pursuant to the terms of the Merger Agreement, at the Effective Time, subject to all required withholding taxes:

•

each Vested Oyster Point Option will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of Shares underlying such Vested Oyster Point Option and (ii) the excess, if any, of (x) the sum of the Cash Amount and the Milestone Payment, if any, over (y) the exercise price per Share of such Vested Oyster Point Option, provided that each Vested Oyster Point Option that has an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, will be canceled for no consideration upon determination of the applicable Milestone Payment (if any);

•

each Rollover Oyster Point Option will be converted into a stock option to purchase a number of shares of Viatris Common Stock (rounded down to the nearest whole share) equal to the product of (i) the Equity Award Exchange Ratio and (ii) the number of Shares subject to such Rollover Oyster Point Option, with an exercise price per Share (rounded up to the nearest cent) that is equal to (i) the exercise price per Share of such Rollover Oyster Point Option divided by (ii) the Equity Award Exchange Ratio with such stock options subject to substantially the same terms and conditions, including vesting conditions and service schedules, as applied to the corresponding Rollover Oyster Point Options immediately prior to the Effective Time, provided that each Rollover Oyster Point Option with an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, will be canceled for no consideration upon determination that neither milestone giving rise to the Milestone Payment is achieved;

•

each Vested Oyster Point RSU will be canceled and converted into the right to receive an amount in cash, without interest, equal to the product of (i) the number of Shares subject to such Vested Oyster Point RSU and (ii) the sum of the Cash Amount and the Milestone Payment, if any;

•

each Unvested Oyster Point RSU will be converted into a restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the number of Shares deliverable under such Unvested Oyster Point RSU and (ii) the Equity Award Exchange Ratio, with such restricted stock unit subject to substantially the same terms and conditions, including vesting conditions and service schedules, as applied to the corresponding Unvested Oyster Point RSU immediately prior to the Effective Time;

•

each Oyster Point PSU or portion thereof that is outstanding and unvested pursuant to its terms immediately prior to the Effective Time will be converted into a time-based vesting restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the target number of Shares deliverable under such Oyster Point PSU (assuming achievement of the underlying performance goals resulting in 100% of target (out of a potential 125% of target)) and (ii) the Equity Award Exchange Ratio, with such time-based vesting restricted stock unit subject to substantially the same terms and conditions as applied to the corresponding Oyster Point PSU, including vesting conditions (other than the performance-based vesting conditions) and service schedules, as applied to the corresponding Oyster Point PSUs immediately prior to the Effective Time; and

•

each Specified Oyster Point RSU/PSU Award that is outstanding and unvested, each as of immediately prior to the Effective Time, will be converted into a time-based vesting restricted stock unit of Viatris with respect to a number of shares of Viatris Common Stock (rounded down to the nearest whole share), equal to the product of (i) the target number of Shares deliverable under such Specified Oyster Point RSU/PSU Award (assuming achievement of the underlying performance goals at 100% of target) and (ii) the Equity Award Exchange Ratio, with such time-based vesting restricted stock unit subject to substantially the same terms and conditions as applied to the corresponding Specified Oyster Point RSU/PSU Award, including vesting conditions (other than the performance-based vesting conditions) and service schedules, as applied to the corresponding Specified Oyster Point RSU/PSU Award immediately prior to the Effective Time, provided that 50% of such time-based vesting restricted stock unit will have a vesting date of July 1, 2023, and the remaining 50% will have a vesting date of July 6, 2024.

The Equity Award Exchange Ratio is a fraction, (i) the numerator of which is (A) the Cash Amount if neither milestone giving rise to the Milestone Payment is achieved or (B) the sum of the Cash Amount and the Milestone Payment if either milestone giving rise to Milestone Payments is achieved and (ii) the denominator of which is the average of the volume-weighted average sales price per share of Viatris Common Stock on Nasdaq for each day of the consecutive period of five trading days ending on (and including) the trading day that is four trading days prior to the Closing Date, taken to four decimal places.

Treatment of Oyster Point ESPP.

Following the date of the Merger Agreement: (i) no new offering period will commence; (ii) with respect to any outstanding offering period in existence under the Oyster Point ESPP as of such date, no participant can increase their payroll deductions with respect to such outstanding offering period; (iii) no new participants can elect to participate in the Oyster Point ESPP; (iv) if the Merger will close prior to the end of any offering period in existence under the Oyster Point ESPP, a new exercise date will be set, which date will be within ten (10) business days prior to the Closing Date, for the automatic exercise of such options on such date; (v) the amount of the accumulated contributions of each participant as of immediately prior to the Effective Time, to the extent not used to purchase Shares, will be refunded to such participant as promptly as practicable following the Effective Time; and (vi) immediately prior to the Closing Date, the Oyster Point ESPP will terminate. As soon as reasonably practicable after the Effective Time (but in any event, within thirty (30) days following the Effective Time), Viatris will pay each Oyster Point employee’s Oyster Point ESPP account balance measured as of the time of Oyster Point ESPP termination to be distributed in cash to each such employee (net of any withholding taxes required to be deducted and withheld by applicable law).

Representations and Warranties.

In the Merger Agreement, Oyster Point has made representations and warranties to Viatris and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, good standing and nonexistence of subsidiaries;

•	organizational documents;

•	authority in connection with the Merger Agreement and the recommendation of the Oyster Point Board with respect to the Offer;

•	capitalization;

•

required consents, notices and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, or the creation of any encumbrance on any of Oyster Point’s assets pursuant to, organizational documents, contracts, laws and governmental authorizations;

•	financial statements and SEC filings;

•	accuracy of information supplied for the Offer and the Schedule TO;

•	absence of certain changes or events;

•	intellectual property;

•	material contracts;

•	absence of undisclosed liabilities;

•	absence of legal proceedings and orders;

•	compliance with laws;

•	regulatory matters;

•	compliance with anti-corruption laws;

•	governmental authorizations;

•	tax matters;

•	employee matters;

•	employee benefit plans;

•	environmental matters;

•	real property and leases;

•	title to assets;

•	insurance;

•	state takeover laws, including Section 203 of the DGCL;

•	requisite Oyster Point stockholder approvals following the Offer Acceptance Time;

•	the opinion of Oyster Point’s financial advisor;

•	brokers and other advisors; and

•	certain acknowledgments regarding Viatris and Purchaser’s representations and warranties.

Some of the representations and warranties in the Merger Agreement made by Oyster Point are qualified as to “materiality” or “Material Adverse Effect”. For purposes of the Merger Agreement, a “Material Adverse Effect” means any change, effect, circumstance, fact, event, development or occurrence (each, an “Effect”) which, individually or in the aggregate, (i) has had or would reasonably be expected to have a material adverse effect on the business, assets, financial condition or results of operations of Oyster Point, taken as a whole, or (ii) would prevent the consummation of the transactions contemplated by the Merger Agreement by Oyster Point. However, with respect to the foregoing clause (i) only, none of the following will be deemed in and of themselves, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:

•

any Effect generally affecting the U.S. or foreign economies, or the industries in which Oyster Point operates (except that any such Effect may be taken into account to the extent it has a disproportionate Effect on Oyster Point, relative to other companies in the industries in which Oyster Point operates);

•

any Effect arising out of or otherwise relating to any change after the date of the Merger Agreement in general conditions in the U.S. or foreign economies, financial or securities markets (including credit or other capital markets) (except that any such Effect may be taken into account to the extent it has a disproportionate Effect on Oyster Point, relative to other companies in the industries in which Oyster Point operates);

•

any Effect arising out of or otherwise relating to fluctuations in the value of any currency exchange, interest or inflation rates or tariffs (except that any such Effect may be taken into account to the extent it has a disproportionate Effect on Oyster Point, relative to other companies in the industries in which Oyster Point operates);

•

any Effect arising out of or otherwise relating to any change (or proposed change) after the date hereof in any law or generally accepted accounting principles in the United States (“GAAP”) (or authoritative interpretations of any law or GAAP) (except that any such Effect may be taken into account to the extent it has a disproportionate Effect on Oyster Point, relative to other companies in the industries in which Oyster Point operates);

•

any Effect arising out of or otherwise relating to any act of terrorism, cyberterrorism (whether or not or sponsored by a governmental body), outbreak of hostilities, acts of war (whether or not declared), trade war, national or international calamity or any other similar event, including Russia’s invasion of Ukraine (or the escalation of any of the foregoing) (except that any such Effect may be taken into account to the extent it has a disproportionate Effect on Oyster Point, relative to other companies in the industries in which Oyster Point operates);

•

any Effect arising out of or otherwise relating to acts of god, natural disasters, force majeure events, weather or environmental events (including wildfires), social unrest or protest, health emergencies, pandemics (or the escalation of any of the foregoing and any governmental or industry responses thereto), including any pandemic measures (except that any such Effect may be taken into account to the extent it has a disproportionate Effect on Oyster Point, relative to other companies in the industries in which Oyster Point operates);

•

any Effect arising out of or otherwise relating to any change in the market price or trading volume of the Shares or change in Oyster Point’s credit ratings (but the underlying causes of any such change may be taken into account);

•

the failure of Oyster Point, in and of itself, to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of Oyster Point (but that the underlying causes of any such failure may be taken into account);

•

any Effect or other matter resulting from the announcement, pendency or performance of the Merger Agreement and the transactions contemplated by the Merger Agreement, including any Effect related to the identity of Viatris, Purchaser or any of their affiliates or representatives;

•	any Effect arising out of or otherwise directly relating to any action or omission taken by Oyster Point at the written request of Viatris or Purchaser;

•

any actual or threatened claim, action, suit, arbitration, proceeding or investigation, whether civil, criminal, administrative or investigative (and including, for the avoidance of doubt, any stockholder class action, derivative or similar litigation), or any judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement in connection therewith, arising from or relating to Merger Agreement, the Offer or the Merger; and

•	any invalidation or amendment to Oyster Point’s European patent related to TYRVAYA Nasal Spray, which is currently subject to a European patent opposition proceeding.

In the Merger Agreement, Viatris and Purchaser have made representations and warranties to Oyster Point with respect to, among other things:

•	corporate matters, such as due organization and good standing;

•	Purchaser’s business activities and Viatris’ ownership of Purchaser;

•	authority in connection with the Merger Agreement and the CVR Agreement;

•	required consents and approvals, and the absence of conflicts with and violations or breaches of, or defaults under, organizational documents, contracts, laws and governmental authorizations;

•	accuracy of information supplied for the Offer and the Solicitation/Recommendation Statement on Oyster Point’s Schedule 14D-9;

•	absence of legal proceedings and orders;

•	ownership of securities of Oyster Point and absence of certain arrangements with Oyster Point stockholders, directors, officers, employees and affiliates;

•	brokers and other advisors;

•

absence of interest in, or involvement in negotiations with respect to acquisition or licenses with, any asset that has a specific medical application to, or any business or person having material operations in connection with, the treatment of dry eye disease;

•	the availability of cash on hand sufficient to consummate the transactions contemplated by the Merger Agreement;

•	independent investigation of Oyster Point by Viatris and Purchaser; and

•	non-reliance on Oyster Point estimates, projections, forecasts, forward-looking information and business plans.

Some of the representations and warranties in the Merger Agreement made by Viatris and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect”. For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any Effect that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Viatris or Purchaser to consummate the transactions contemplated by the Merger Agreement.

None of the representations, warranties, covenants and agreements of the parties contained in the Merger Agreement or in any certificate, schedule, or other document delivered pursuant to the Merger Agreement will survive the Merger, except for those covenants and agreements that by their terms expressly apply or are to be performed after the Effective Time.

Conduct of Business Pending the Merger. Oyster Point has agreed that, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except (i) as required under the Merger Agreement, (ii) as required by applicable laws, (iii) any action or omission taken, after written notice and good faith consultation with Viatris, pursuant to pandemic measures or (iv) with the written consent of Viatris (which consent shall not be unreasonably withheld, conditioned or delayed), Oyster Point will use commercially reasonable efforts to conduct in all material respects its business and operations in the ordinary course of business and preserve intact the material components of the current business organization of Oyster Point, including by using its reasonable best efforts to keep available the services of current officers and key employees and maintaining its relations and goodwill with all material suppliers, licensors, material customers, governmental bodies and other material business relations.

Oyster Point has further agreed that, during the Pre-Closing Period, except (i) as required or otherwise expressly contemplated under the Merger Agreement, (ii) as required by applicable laws, (iii) any action or omission taken, after written notice and good faith consultation with Viatris, pursuant to pandemic measures or (iv) with the written consent of Viatris (which consent shall not be unreasonably withheld, conditioned or delayed), Oyster Point will not, among other things and subject to specified exceptions:

•	amend or permit the adoption of any amendment to its organizational documents;

•	establish a record date for, declare, accrue, set aside or pay any dividends or make any other distribution in respect of any shares of its capital stock;

•	repurchase, redeem or otherwise reacquire any shares of its capital stock (including any Shares), or any rights, warrants or options to acquire any shares of its capital stock;

•	split, combine, subdivide or reclassify any Shares or other equity interests;

•

issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant, delivery, pledge, transfer or encumbrance of any capital stock, equity interest or other security of Oyster Point, any subscription, option, call, warrant, right or obligation to acquire any capital stock, restricted stock units, stock appreciation rights, phantom stock, profit participations, stock-based performance units or other rights or obligations that are linked to the value of any shares of capital stock or other securities of Oyster Point or the value of Oyster Point, outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any capital stock or other securities of Oyster Point or stockholder rights plans or contracts under which Oyster Point is or may become obligated to sell or otherwise issue any capital stock or other securities;

•

(i) establish, adopt, enter into, terminate, amend or modify any employee benefit plan, (ii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Oyster Point’s employee benefit plans or (iii) grant any current or former officer, director, employee, independent contractor or consultant of Oyster Point (each, an “Oyster Point Associate”) any increase in compensation, wages, bonuses, incentives, severance pay or other compensation, or pension or other benefits;

•

(i) enter into any change-of-control, retention, employment, severance, consulting or other material agreement with any Oyster Point Associate, (ii) hire any Oyster Point Associate with an annual compensation in excess of $200,000, other than to replace a departed Oyster Point Associate with substantially similar compensation and terms as applied to the departed Oyster Point Associate or (iii) terminate or furlough any Oyster Point Associate other than for cause;

•	form any subsidiary, acquire any equity interest in any other entity or enter into any joint venture, partnership, collaboration or similar arrangement;

•

make or authorize any capital expenditures other than as provided in Oyster Point’s capital expense budget or, subject to certain thresholds, for maintenance, repair or replacement of equipment used in the manufacturing process;

•

acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse, transfer, assign, guarantee, mortgage or otherwise subject to any material encumbrance (other than specified permitted encumbrances) any material right or other material non-intellectual property asset or property;

•	lend money or make capital contributions or advances to or make investments in, any person, or incur or guarantee any indebtedness;

•

(i) make, change or revoke any material tax election, (ii) adopt, change or request to change any method of tax accounting or period, (iii) consent to the extension or waiver of the statutory period of limitations applicable to any material amount of tax (other than pursuant to an automatic extension of the due date for filing a tax return), (iv) settle or compromise any material tax liability or surrender any right to claim a material tax refund, (v) request any tax ruling, (vi) fail to pay any material taxes that are due and payable, other than taxes contested in good faith, (vii) prepare any material tax return in a manner which is inconsistent with past practice or (viii) take any action that would reasonably be expected to result in a material increase in the tax liability of Oyster Point;

•	settle, release, waive or compromise any legal proceeding;

•	enter into any collective bargaining agreement or other agreement with any labor organization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•

make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable law;

•

assign, sell, lease, license, dispose, cancel, abandon, grant rights to or fail to renew, maintain or diligently pursue applications for, or defend, any Oyster Point intellectual property or disclose to any third party any Oyster Point trade secrets;

•

enter into, amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any material contract or enter into any contracts which, if of a certain type and entered into prior to the date of the Merger Agreement, would have been a material contract;

•

make any material change in or to the regular price, credit or distribution policies of TYRVAYA Nasal Spray, or engage in any other activity or practice not consistent with past practice, that would reasonably be considered “channel stuffing”, “trade loading” or that reasonably would be expected to result in an increase, temporary or otherwise, in the demand for inventories of TYRVAYA Nasal Spray but not the use of such inventory; or

•	authorize any of, or agree or commit to take any of, the foregoing actions.

No Solicitation. Oyster Point agreed, on behalf of itself and its respective officers, employees and directors, and agreed to direct its other representatives, to immediately cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any person that may have been ongoing with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal (as defined below) at the time of the execution of the Merger Agreement or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal.

Except as otherwise described below, Oyster Point also agreed that it will not, and will cause its representatives not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of an Acquisition Proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations regarding, or which would reasonably be expected to lead to, or furnish to any other person any information in connection with, or for the purpose of soliciting, knowingly encouraging or facilitating, an Acquisition Proposal;

•	adopt, approve, or enter into any letter of intent, acquisition agreement, agreement in principle or other contract with respect to an Acquisition Proposal;

•	waive or release any person from, or fail to use reasonable best efforts to enforce, any standstill agreement in respect of a potential Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

Oyster Point also agreed, on behalf of itself and its respective officers, employees and directors, and agreed to direct its other representatives, to immediately terminate access by any third party to any physical or electronic data room relating to any potential Acquisition Proposal, and to send “return or destroy” letters to third parties that were granted prior access.

For purposes of the Merger Agreement and the Support Agreement, the term “Acquisition Proposal” means any proposal or offer from any person (other than Viatris and its affiliates) or “group” (within the meaning of Section 13(d) of the Exchange Act) relating to, in a single transaction or series of related transactions, any of the following:

•	any acquisition or license of assets of Oyster Point equal to 20% or more of Oyster Point’s assets or to which 20% or more of Oyster Point’s revenues or earnings are attributable;

•	an issuance or acquisition of 20% or more of the outstanding Shares of Oyster Point;

•

a recapitalization, tender offer or exchange offer that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or other voting securities of Oyster Point representing 20% or more of the combined voting power of Oyster Point;

•

a merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Oyster Point that if consummated would result in any person or group beneficially owning 20% or more of the outstanding Shares or other voting securities of Oyster Point representing 20% or more of the combined voting power of Oyster Point; or

•	an acquisition or exclusive license of all or substantially all of the rights to Oyster Point’s Tyrvaya Nasal Spray in any jurisdiction.

Notwithstanding the foregoing, the transactions contemplated by the Merger Agreement are excluded from the definition of “Acquisition Proposal”.

For purposes of the Merger Agreement, the term “Superior Proposal” means any bona fide written Acquisition Proposal that the Oyster Point Board (or a committee thereof) has determined, in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and is more favorable, from a financial point of view, to Oyster Point’s stockholders (in their capacity as such) than the transactions contemplated by the Merger Agreement (taking into account any legal, regulatory, timing, financing and other aspects of such Acquisition Proposal and any revisions to the Merger Agreement made or proposed in writing by Viatris prior to the time of such determination). However, for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal are deemed to be references to “80%”.

Notwithstanding the restrictions described above, if at any time on or after the date of the Merger Agreement and prior to the Offer Acceptance Time, during the Pre-Closing Period, Oyster Point receives an unsolicited bona fide written Acquisition Proposal from any person or group of persons, which Acquisition Proposal was made on or after the date of the Merger Agreement and did not result from or arise out of any breach of the restrictions described above, then, if the Oyster Point Board determines in good faith, after consultation with Oyster Point’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (and Oyster Point provides Viatris written notice of this determination), then Oyster Point and its representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement (as defined below), information (including non-public information) with respect to Oyster Point to the person or group of persons who has made such Acquisition Proposal (and Oyster Point must substantially concurrently provide to Viatris any information concerning Oyster Point that is provided to any person given such access which was not previously provided to Viatris or its representatives) and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Acquisition Proposal.

For purposes of the Merger Agreement, “Acceptable Confidentiality Agreement” means any agreement with Oyster Point that is either (i) in effect as of the execution and delivery of the Merger Agreement or (ii) executed, delivered and effective after the execution and delivery of the Merger Agreement, in either case containing provisions that require any counterparty thereto (and any of its affiliates and representatives) that receives information of, or with respect to, Oyster Point to keep such information confidential (provided that, in the case of clause (ii), (x) the provisions contained therein are no less favorable in the aggregate to Oyster Point than the terms of the Non-Disclosure Agreement (as defined below) (and such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal) and (y) such agreement does not contain any provision that prohibits Oyster Point from satisfying its obligations hereunder).

In addition, Oyster Point must:

•

promptly (and in any event within 24 hours after receipt thereof) notify Viatris orally and in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, or any request for information concerning Oyster Point from any person or group of persons who have made or would reasonably be expected to make an Acquisition Proposal, in each case that are received by Oyster Point or any of its representatives, including the identity of the person or group of persons making such Acquisition Proposal, request, inquiry, proposal or offer;

•

provide orally (or, solely to the extent not included in any copy provided to Viatris under the preceding bulleted clause, in written form) Viatris a summary of the material terms and conditions of any Acquisition Proposal;

•

keep Viatris reasonably informed of any material developments, discussions or negotiations (including any amendments or proposed amendments to any material terms or conditions) regarding any Acquisition Proposal on a prompt basis;

•

promptly (and in any event within 24 hours after receipt thereof) provide Viatris with copies of all written Acquisition Proposals, requests, inquiries, proposals or offers or other materials, including proposed agreements and financing documentation received by Oyster Point or any of its representatives with respect to any Acquisition Proposal, or that Oyster Point or any of its representatives delivers to any person or group with respect to any Acquisition Proposal; and

•	upon the written request of Viatris, reasonably inform Viatris of the status of any Acquisition Proposal.

Change of the Oyster Point Board Recommendation. As described above, and subject to the provisions described below, the Oyster Point Board has resolved to recommend that Oyster Point stockholders tender their Shares to Purchaser pursuant to the Offer. The foregoing recommendation is referred to herein as the “Oyster Point Board recommendation”. Unless the Oyster Point Board has made an Adverse Change Recommendation (as defined below), the Oyster Point Board has also agreed to include the Oyster Point Board recommendation in the Schedule 14D-9 and to permit Viatris to include a description of the Oyster Point Board recommendation in this Offer to Purchase and other documents related to the Offer.

Except as described below, during the Pre-Closing Period, neither the Oyster Point Board nor any committee of the Oyster Point Board may:

•

withdraw or withhold (or modify, change or qualify in a manner adverse to Viatris or Purchaser), or publicly propose to withdraw or withhold (or modify, change or qualify in a manner adverse to Viatris or Purchaser), the Oyster Point Board recommendation;

•	adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal; or

•

if a tender offer or exchange offer for Oyster Point’s common stock that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer within ten (10) business days after commencement thereof.

Any action described in the foregoing three bulleted clauses is referred to as an “Adverse Change Recommendation”.

The Merger Agreement further provides that the Oyster Point Board will not adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend, declare advisable, enter into or allow Oyster Point to execute or enter into any contract with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement as described above).

However, notwithstanding the foregoing, if any time prior to the Offer Acceptance Time Oyster Point has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of the obligations of Oyster Point described above under the sub-heading “No Solicitation”) that has not been withdrawn and is a Superior Proposal, the Oyster Point Board may make an Adverse Change Recommendation in response to such Acquisition Proposal or terminate the Merger Agreement in order to enter into an agreement with respect to such Acquisition Proposal, if and only if:

•

the Oyster Point Board determines in good faith (after consultation with Oyster Point’s financial advisors or outside legal counsel) that the applicable Acquisition Proposal is a Superior Proposal and that the failure to take such action would be inconsistent with the fiduciary duties of the Oyster Point Board under applicable law;

•

Oyster Point has given Viatris prior written notice of its intention to consider making an Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Proposal at least five business days prior to making any such Adverse Change Recommendation or termination (a “Determination Notice”);

•

Oyster Point has provided to Viatris all the material terms and conditions of such Acquisition Proposal and all other information required to be provided in connection therewith (as described above under the sub-heading “No Solicitation”), including the agreements (including financing arrangements) with respect to such Acquisition Proposal;

•

Oyster Point has given Viatris five business days after Viatris’ receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and, to the extent requested by Viatris, has negotiated in good faith with Viatris and its representatives with respect to such proposed revisions or other proposal, if any; and

•

at the end of the five (5) business day period referred to in the preceding bulleted clause, after consultation with Oyster Point’s financial advisors and outside legal counsel, the Oyster Point Board has determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Adverse Change Recommendation or terminate the Merger Agreement to accept such Superior Proposal would continue to be inconsistent with its fiduciary under applicable laws.

The bulleted clauses above will also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment to any Acquisition Proposal, each of which will require a new Determination Notice, except that the references to five (5) business days therein will be deemed to be references to three (3) business days.

Additionally, at any time prior to the Offer Acceptance Time, the Oyster Point Board may make an Adverse Change Recommendation in response to a material event or development or material change in circumstances with respect to Oyster Point that (i) occurs after the date of the Merger Agreement and was neither known to the Oyster Point Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement and (ii) does not relate to (A) any Acquisition Proposal, (B) obtaining any regulatory approvals required in connection with the transactions contemplated by the Merger Agreement, (C) any change in the market price or trading volume of the Shares or change in Oyster Point’s credit ratings (but the underlying causes of any such change may be considered), (D) in and of itself, Oyster Point’s failing to meet, or meeting or exceeding, any milestone or any internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of Oyster Point (but the underlying causes thereof may be considered) or (E) any events, changes or circumstances relating to Viatris, Purchaser or any of their affiliates (such an event, development or change with respect to Oyster Point, a “Change in Circumstance”), if and only if:

•

the Oyster Point Board determines in good faith (after consultation with Oyster Point’s outside legal counsel) that the failure to take such action would be inconsistent with the Oyster Point Board’s fiduciary duties under applicable laws;

•	Oyster Point has given Viatris a Determination Notice at least five business days prior to making any such Adverse Change Recommendation;

•

Oyster Point has specified the Change in Circumstance in reasonable detail in the Determination Notice, including the facts and circumstances that render an Adverse Change Recommendation necessary in the determination of the Oyster Point Board;

•

Oyster Point has given Viatris five (5) business days after Viatris’ receipt of the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and has negotiated in good faith with Viatris and its representatives, to the extent Viatris desires to negotiate, with respect to such proposed revisions or other proposal, if any; and

•

after considering any such revisions or proposals and the results of any such negotiations and giving effect to the revisions or proposals made by Viatris, if any, after consultation with its outside legal counsel, the Oyster Point Board has determined, in good faith, that the failure to make the Adverse Change Recommendation in response to such Change in Circumstance would continue to be inconsistent with the fiduciary duties of the Oyster Point Board under applicable laws.

The bulleted clauses above also will apply to any material change to the facts and circumstances relating to such Change in Circumstance, each of which will require a new Determination Notice, except that the references to five (5) business days therein will be deemed to be references to three (3) business days.

None of the provisions described above under the sub-heading “No Solicitation” or this sub-heading “Change of the Oyster Point Board Recommendation” will prohibit Oyster Point from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to Oyster Point’s stockholders that is required by applicable securities laws or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act. However, notwithstanding the foregoing, (x) any disclosure described in the preceding sentence (other than a “stop, look and listen” communication) will constitute an Adverse Change Recommendation unless the Oyster Point Board expressly publicly reaffirms, or publicly states that is not changing, the Oyster Point Board recommendation in connection with such disclosure and (y) any Adverse Change Recommendation may only be made in accordance with the Merger Agreement to the extent permitted by, and in accordance with, the immediately preceding four paragraphs (including bulleted clauses).

Access to Information. During the Pre-Closing Period, Oyster Point has agreed to provide Viatris and its representatives with reasonable access during normal business hours to Oyster Point’s officers, employees, other personnel, and assets and to all existing books and records, and to furnish to Viatris such financial and operating data and other information as Viatris may reasonably request, in each case, subject to customary exceptions and limitations.

Reasonable Best Efforts. The Merger Agreement provides that the parties must use reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under applicable antitrust law to consummate and make effective the transactions contemplated by the Merger Agreement as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from governmental bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any governmental body, including to seek an injunction to prevent the transactions contemplated by the Merger Agreement under antitrust law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by the Merger Agreement.

Each of the parties agreed to promptly, and in no event later than November 9, 2022, unless otherwise agreed to in writing by Viatris and Oyster Point, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the transactions contemplated by the Merger Agreement.

If Viatris and Oyster Point disagree with respect to strategy, Viatris has the right to direct and control all strategy in connection with obtaining any consents, permits, authorizations, waivers, clearances, approvals or expiration or termination of the waiting period under the HSR Act or other antitrust law, including in any legal proceeding initiated by any governmental body seeking any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement which would have the effect of preventing or delaying the closing of the Merger. Subject to the immediately preceding sentence, each of Oyster Point and Viatris (on its and Purchaser’s behalf) will use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, (ii) give the other party prompt notice of any request, inquiry, investigation, action or legal proceeding brought by or before any governmental body with respect to the transactions contemplated by the Merger Agreement, (iii) keep the other party promptly informed as to the status of any such request, inquiry, investigation, action or legal proceeding, (iv) promptly inform the other party of any communication to or from the U.S. Federal Trade Commission (the “FTC”), U.S. Department of Justice or other governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (v) promptly furnish to the other party copies of documents provided to or received from any governmental body in connection with any such request, inquiry, investigation, action or legal proceeding, (vi) consult in advance and cooperate with the other party and consider in good faith the views of the other party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action, filing or legal proceeding, and (vii) except as may be prohibited by any governmental body or by any law, in connection with any such request, inquiry, investigation, action or legal proceeding in respect of the transactions contemplated by the Merger Agreement, each party will provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any governmental body in connection with such request, inquiry, investigation, action or legal proceeding (but materials required to be provided may be limited to outside counsel and consultants retained by such counsel and may be redacted). Each party will supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any governmental body. Neither

Viatris nor Oyster Point, without the other’s consent (not to be unreasonably withheld, conditioned or delayed), will commit to or agree with any governmental body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile under the HSR Act, (iii) not consummate the transactions contemplated by the Merger Agreement for any period of time or (iv) enter into any timing agreement.

However, notwithstanding anything to the contrary in the Merger Agreement, the regulatory efforts requirement described in the preceding two paragraphs shall not require Viatris, Purchaser or any of their respective subsidiaries to, and Oyster Point may not, without the prior written consent of Viatris, agree to, or execute any settlements, undertakings, consent decrees, stipulations or other agreements with any governmental body, obligating Oyster Point, Viatris or any of its Subsidiaries to (i) sell, lease, license, divest or dispose of or hold separate any assets, rights, product lines or businesses of Oyster Point, Viatris or any of its subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of Oyster Point, Viatris or any of its subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of Oyster Point, Viatris or any of its subsidiaries, (v) effectuate any other change or restructuring of Oyster Point, Viatris or any of its subsidiaries, (vi) implement any limitations or restrictions on the ability of Viatris or any of its subsidiaries to hold and exercise full rights of ownership of any equity interests in the Surviving Corporation, including the right to vote such equity interests, or to effectively control the business or operations of Oyster Point, or (vii) take or commit to take any other action with respect to the assets, rights, product lines or businesses of Oyster Point, Viatris or any of its subsidiaries (we refer to each action or condition described in clauses (i) through (vii) as a “Burdensome Condition”). Notwithstanding anything to the contrary contained in the Merger Agreement, the regulatory efforts requirement described in the preceding two paragraphs shall not require Oyster Point to undertake, accept or agree to any Burdensome Condition unless such obligation or requirement is binding on Oyster Point only in the event the closing of the Merger occurs.

Employee Matters. The Merger Agreement provides that from and after the Effective Time, Viatris will assume and honor all severance and employment agreements for each employee of Oyster Point as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation or any of its affiliates during a twelve (12)-month period after the Effective Time (each, a “Continuing Employee”), in each case, in accordance with their terms as in effect immediately prior to the Effective Time. For a period of one year following the Effective Time (or, if earlier, the termination date of the applicable Oyster Point employee), Viatris will provide to each Continuing Employee (i) a base salary or wage rate, as applicable, and short-term cash incentive compensation opportunities (including, but not limited to, bonuses and commission opportunities), that are no less favorable, in each case, than those that would have been provided to such Continuing Employee immediately prior to the Effective Time, and (ii) other employee benefits (including severance benefits but excluding any equity plan, program or arrangement) that are substantially comparable in the aggregate to the employee benefits provided to such Continuing Employee immediately prior to the Effective Time.

As soon as practicable following the Closing Date, Viatris will grant each employee of Oyster Point as of the Effective Time an award of restricted stock units with respect to Viatris Common Stock with a grant date fair value (calculated based on Viatris’ customary grant practices) equal to the values and subject to the terms and conditions as provided in the disclosure letter delivered by Oyster Point to Viatris in connection with the Merger Agreement. In addition, in connection with Viatris’ 2023 annual long-term incentive grants, Viatris will grant each employee of Oyster Point who is employed at such time an award of long-term incentive opportunities with a grant date fair value (calculated based on Viatris’ customary grant practices) equal to the values set forth in the disclosure letter to the Merger Agreement consistent with Viatris’ grant mix and terms and conditions applicable to the 2023 annual long-term incentive cycle.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Viatris will, or will cause the Surviving Corporation to assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Oyster Point.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation by Oyster Point existing as of the date of the Merger Agreement in favor of persons who are directors, officers and employees of Oyster Point as of the Effective Time or have been directors, officers and employees of Oyster Point in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of Oyster Point (in each case, as in effect as of the date of the Merger Agreement) and as provided in the indemnification agreements between Oyster Point and said Indemnified Persons in the forms made available by Oyster Point to Viatris or Viatris’ representatives prior to the date of the Merger Agreement, shall survive the Merger, and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and will be observed by Viatris, the Surviving Corporation and their successors and assigns to the fullest extent available under the laws of Delaware for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to such rights until disposition of such claim.

From and after the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with their successors and assigns, the “Indemnifying Parties”) will, to the fullest extent permitted under applicable laws, indemnify and hold harmless each Indemnified Person in their capacity as an officer or director of Oyster Point against all costs, fees, expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts incurred by such Indemnified Person as an officer or director of Oyster Point in connection with any pending or threatened Legal Proceeding (as defined in the Merger Agreement) based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of Oyster Point at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to the Merger Agreement, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under Section 7.4(b) of the Merger Agreement. Viatris will cause the Surviving Corporation to comply with its obligations under Section 7.4(b) of the Merger Agreement.

The Merger Agreement requires that either (a) the Surviving Corporation maintain in effect, from the Effective Time until the sixth anniversary of the Effective Time, the current policy of directors’ and officers’ liability insurance maintained by Oyster Point as of the date of the Merger Agreement for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Oyster Point, on terms with respect to coverage, deductibles and amounts no less favorable than the aggregate than such existing policy, or (b) at or prior to the Effective Time, Viatris or Oyster Point (through a nationally recognized insurance broker approved by Viatris (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time.

Securityholder Litigation. Oyster Point has agreed to promptly notify Viatris of any claims or legal proceedings commenced against Oyster Point or any of its directors or officers relating to the transactions contemplated by the Merger Agreement and to keep Viatris apprised on a reasonably prompt basis of the status of, and any material developments with respect to, any such claims or legal proceedings. Oyster Point has also agreed to give Viatris the right to review and comment on all material filings or responses to be made by Oyster

Point in connection with any such claims or legal proceedings (and Oyster Point must in good faith take such comments and other advice into account), and Oyster Point will reasonably consult with Viatris and its outside legal counsel in the defense and on any settlement with respect to such legal proceedings. No settlement of any such legal proceeding may be agreed to or proposed without Viatris’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Takeover Laws. If any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions”, “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including Section 203 of the DGCL) (each, a “Takeover Law”) may become, or may purport to be, applicable to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, Viatris and Oyster Point and their respective boards of directors have agreed to use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and conditions contemplated by the Merger Agreement and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

Section 16 Matters. Oyster Point and the Oyster Point Board will, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for the purposes of Section 16(b) of the Exchange Act, the disposition and cancellation (or deemed disposition and cancellation) of Shares and Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs in the transactions contemplated by the Merger Agreement by applicable Section 16 individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable laws, the compensation committee of the Oyster Point Board (the “Oyster Point Compensation Committee”) will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Oyster Point or any of its affiliates and any of the current or future officers, directors, employees or other service providers of Oyster Point that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid or payable to such officer, director, employee or other service provider. In addition, the Oyster Point Compensation Committee will take all other action necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act.

Stock Exchange Delisting and Deregistration. Prior to the Effective Time, Oyster Point has agreed to cooperate with Viatris and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of the Nasdaq Global Select Market to enable the delisting by Oyster Point of the Shares from the Nasdaq Global Select Market and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Financing. Viatris and Purchaser have agreed to cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements in anticipation of the consummation of the transactions contemplated by the Merger Agreement, regarding each party’s loan agreements, indentures or other documents governing or relating to indebtedness of the parties and their subsidiaries.

However, notwithstanding the foregoing, such cooperation shall not be required to the extent that it would (i) require the parties or any of their respective subsidiaries or representatives, as applicable, to waive, amend or otherwise modify any terms of the Merger Agreement, (ii) unreasonably interfere with the ongoing business or operations of such party or any of its subsidiaries, (iii) require a party or any of its subsidiaries to take any action that would reasonably be expected to conflict with its certificate of incorporation or bylaws, violate any applicable laws or orders or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract, as the case may be, or (iv) require Oyster Point to enter into or approve any financing agreement for debt financing prior to the Offer Acceptance Time.

Oyster Point has agreed to (i) use reasonable best efforts to deliver to Purchaser at least three business days prior to the Closing Date customary payoff letters from the holders of indebtedness set forth in the disclosure letter delivered by Oyster Point to Viatris in connection with the Merger Agreement and to make arrangements for such holders of indebtedness to deliver, subject to the receipt of the applicable payoff amounts, release of all related encumbrances to Purchaser and termination of all related guarantees at, and subject to the occurrence of, the closing of the Merger and (ii) if requested by Viatris, facilitate Viatris’ or Purchaser repayment of such indebtedness substantially concurrently with the closing of the Merger (including by executing any such payoff letters or related documents regarding the release of encumbrances or termination of guarantees).

Termination. The Merger Agreement may be terminated, and the transactions contemplated by the Merger Agreement abandoned, under any of the following circumstances:

•	by mutual written consent of Viatris and Oyster Point at any time prior to the Offer Acceptance Time;

•

by either Viatris or Oyster Point if (i) the Offer Acceptance Time has not occurred on or before 12:00 midnight, Eastern Time on January 31, 2023 (the “End Date”) (except that neither Viatris or Oyster Point, as applicable, may terminate pursuant to this clause in the event that such party’s material breach of any provision of the Merger Agreement has caused or resulted in the Offer Acceptance Time not occurring on or prior to the End Date) (we refer to any termination of the Merger Agreement pursuant to this clause as an “End Date Termination”);

•

by either Viatris or Oyster Point if a court of competent jurisdiction or other governmental body has issued an order, decree or ruling having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal is in effect and has become final and nonappealable (except that neither Viatris nor Oyster Point, as applicable, may terminate pursuant to this clause in the event that such party’s material breach of any provision of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable order, decree or ruling);

•

by either Viatris or Oyster Point if the Offer (as it may be extended in accordance with the terms of the Merger Agreement) has been withdrawn or terminated in accordance with the terms of the Merger Agreement without the acceptance of payment of Shares (except that neither Viatris nor Oyster Point, as applicable, may terminate pursuant to this clause in the event that such party’s material breach of any provision of the Merger Agreement has caused or resulted in the occurrence of such withdrawal or termination) (we refer to any termination of the Merger Agreement pursuant to this clause as an “Expired Offer Termination”);

•

by Viatris, at any time prior to the Offer Acceptance Time, if the Oyster Point Board (i) has failed to include the Oyster Point Board recommendation in the Schedule 14D-9 when mailed or has effected an Adverse Change Recommendation; or (ii) the Oyster Point Board has failed to publicly reaffirm the Oyster Point Board recommendation within ten (10) business days after Viatris’ written request, or, if earlier, within two business days before the Expiration Date (we refer to any termination of the Merger Agreement pursuant to (i) or (ii) of this clause as a “Change in Recommendation Termination”);

•

by Viatris, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty made by Oyster Point and contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Oyster Point has occurred such that the Representations Condition, the Covenants Condition or the MAE Condition (each as defined below) would not be satisfied and cannot be cured by Oyster Point by the End Date, or if capable of being cured, has not been cured within thirty (30) days of the date on which Viatris gives Oyster Point written notice of such breach or failure to perform or non-satisfaction (except that Viatris will not be permitted to terminate pursuant to this clause if Viatris is then in material breach of any representation, warranty, covenant or obligation in the Merger Agreement) (we refer to any termination of the Merger Agreement pursuant to this clause as an “Oyster Point Breach Termination”);

•

by Viatris, at any time prior to the Offer Acceptance Time, if any Legal Restraint imposing a Burdensome Condition (as such term is defined in the Merger Agreement and as described in more detail in Section 15—“Conditions to the Offer”. is in effect and has become final and nonappealable (except that Viatris will not be permitted to terminate pursuant to this clause if Viatris’ material breach of any provision of the Merger Agreement caused or resulted in the imposition thereof);

•

by Oyster Point, at any time prior to the Offer Acceptance Time, in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal if Oyster Point has complied in all material respects with the notice, negotiation and other requirements described in the 5th and 6th paragraphs (including bulleted clauses) under the sub-heading “Change of the Oyster Point Board Recommendation” and Oyster Point, prior to or concurrently with such termination, pays to Viatris the Termination Fee (see sub-section “Oyster Point Termination Fee”) (we refer to any termination of the Merger Agreement pursuant to this clause as a “Super Proposal Termination”);

•

by Oyster Point, at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty made by Viatris and Purchaser and contained in the Merger Agreement or failure to perform any covenant or obligation in the Merger Agreement on the part of Viatris or Purchaser has occurred, in each case if such breach or failure has prevented or would reasonably be expected to prevent Viatris or Purchaser from consummating the transactions contemplated by the Merger Agreement and such breach or failure cannot be cured by Viatris or Purchaser, as applicable, by the End Date, or if capable of being cured, has not been cured within 30 days of the date Oyster Point gives Viatris written notice of such breach or failure to perform (except that Oyster Point will not be permitted to terminate pursuant to this clause if Oyster Point is then in material breach of any representation, warranty, covenant or obligation in the Merger Agreement) (we refer to any termination of the Merger Agreement pursuant to this provision as a “Viatris Breach Termination”); or

•

by Oyster Point, at any time prior to the Offer Acceptance Time, in the event that (i) Purchaser has failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer by November 29, 2022, or (ii) Purchaser has failed to purchase all Shares validly tendered (and not validly withdrawn) when required in accordance with the Merger Agreement.

Effect of Termination. If the Merger Agreement is terminated as described above under the sub-heading “Termination”, the Merger Agreement will be of no further force or effect and there will be no liability on the part of Viatris, Purchaser or Oyster Point or their respective directors, officers and affiliates following any such termination, except that (i) certain specified provisions of the Merger Agreement (including the provisions described under the sub-heading “Oyster Point Termination Fee” below), as well as the confidentiality agreement between a subsidiary of Viatris and Oyster Point (as described below), will survive such termination, and (ii) no such termination will relieve any party from any claim, liability or damages to the other in respect of any fraud or willful breach of the Merger Agreement prior to such termination.

Oyster Point Termination Fee. Oyster Point has agreed to pay Viatris a termination fee of $11,850,000 in cash (the “Termination Fee”) in any of the following circumstances:

•	the Merger Agreement is terminated by Oyster Point pursuant to a Superior Proposal Termination;

•

the Merger Agreement is terminated by Viatris pursuant to a Change in Recommendation Termination (or by either Viatris or Oyster Point pursuant to an Expired Offer Termination at a time where Viatris would have been entitled to terminate pursuant to a Change in Recommendation Termination); or

•

(i) (A) the Merger Agreement is terminated pursuant to an End Date Termination (but, in the case of a termination by Oyster Point, only if at such time the Merger Agreement is terminated Viatris would not have been prohibited from terminating the Merger Agreement of its of its material breach of any provision of the Merger Agreement has caused or resulted in the events leading to such End Date Termination), (B) the Merger Agreement is terminated pursuant to an Expired Offer Termination (but, in the case of a termination by Oyster Point, only if at such time Viatris would not be prohibited from terminating the Merger Agreement because of its of its material breach of any provision of the Merger Agreement has caused or resulted in the events leading to such Expired Offer Termination) or (C) pursuant to an Oyster Point Breach Termination (but only if such termination is as a result of Oyster Point’s failure to perform any covenant or obligation in the Merger Agreement); (ii) after the date of the Merger Agreement and prior to termination of the Merger Agreement, there was made, proposed or communicated to the Oyster Point Board, or publicly disclosed, an Acquisition Proposal and such Acquisition Proposal was not withdrawn (which withdrawal was publicly disclosed if the Acquisition Proposal was publicly disclosed) prior to the time of such termination; and (iii) within twelve (12) of such termination Oyster Point either (1) consummates an Acquisition Proposal or (2) enters into any definitive agreement in respect of an Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such twelve-month period) (except that for purposes of determining if the Termination fee is payable under this prong (iii), the references to “20%” in the definition of “Acquisition Proposal” described above under the sub-heading “No Solicitation” will be deemed to be references to “50%”).

In no event will Oyster Point be required to pay the Termination Fee on more than one occasion. In the event that the Termination Fee (and specified payments in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable) are paid to Viatris or its designee in circumstances for which the Termination Fee is payable as described above, such payment from Oyster Point of the Termination Fee (and specified payments in respect of legal proceedings brought to enforce payment of the Termination Fee, if applicable) will be the sole and exclusive remedy of Viatris, Purchaser and their respective affiliates and representatives against Oyster Point and any of its former, current or future officers, directors, partners, stockholders, option holders, managers, members, affiliates, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives (collectively, “Oyster Point Related Parties”) in any circumstance in which the Termination Fee becomes due and payable, and upon payment of such amount, none of the Oyster Point Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, the Merger Agreement or the transactions contemplated thereby (except that such payment will not limit the rights of Viatris or Purchaser with respect to equitable relief, fraud or willful breach).

Specific Performance. Viatris, Purchaser and Oyster Point have agreed that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties to the Merger Agreement do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. Accordingly, each party will be entitled to an injunction or injunctions, specific performance, or other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, without proof of damages or otherwise, in addition to any other remedy to which they are entitled under the terms of the Merger Agreement.

Expenses. Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such fees or expenses, whether or not the Offer and the Merger are consummated.

Governing Law. The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Support Agreement

In connection with entering into the Merger Agreement, Viatris and Purchaser entered into a Tender and Support Agreement (the “Support Agreement”), dated as of November 7, 2022, with InvOpps IV US, L.P., InvOpps IV, L.P., Jeffrey Nau, Ph.D., M.M.S., New Enterprise Associates 14, L.P., Versant Venture Capital VI, L.P., Versant Vantage I, L.P., Versant Venture Capital IV, L.P. and Versant Side Fund IV, L.P (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”). The Supporting Stockholders together own approximately 46% of the outstanding Shares as of November 7, 2022.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. In addition, each Supporting Stockholder has agreed that, during the time the applicable Support Agreement is in effect:

•

at any annual or special meeting of Oyster Point stockholders, or any adjournment or postponement thereof, or in connection with any action proposed to be taken by written consent of the Oyster Point stockholders or circumstances where a vote, consent or other approval of such Supporting Stockholder with respect to the transactions contemplated by the Merger Agreement is sought, such Supporting Stockholder will, or will cause the applicable holder of record to, irrevocably and unconditionally be present (in person or by proxy) for purposes of constituting a quorum and vote, or cause to be voted, or exercise its right to consent with respect to, all of the Shares held by such Supporting Stockholder in favor of any matter presented to the stockholders of Oyster Point that are necessary to the consummation of the transactions contemplated by the Merger Agreement (and not to commit or agree to take any action inconsistent with this clause);

•

at any annual or special meeting of the stockholders of Oyster Point, and at any adjournment or postponement thereof, or in any other circumstances where a vote, consent or other approval of the stockholders of Oyster Point is sought, such Supporting Stockholder shall vote (or cause to be voted) all of its Shares (i) against any Acquisition Proposal or any action which is a component of any Acquisition Proposal; (ii) against any action or entering into any agreement or proposal made in opposition to or in competition with the consummation of the Merger, or any other action, agreement or proposal involving Oyster Point that would reasonably be expected to result in a breach of any covenant, representation or warranty of Oyster Point under the Merger Agreement; and (iii) against any other action, agreement or proposal that would in any manner (A) change the voting rights of any class of capital stock of Oyster Point or (B) otherwise reasonably be expected to frustrate, prevent, interfere with or impede or nullify any of the transactions contemplated by the Merger Agreement or any provision thereof (and not to commit or agree to take any action inconsistent with this clause).

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to any Acquisition Proposal.

Each Supporting Stockholder further agreed that, in the event of an Adverse Change Recommendation made in compliance with the terms of the Merger Agreement, solely in connection with the obligation to tender its Shares in the Offer or in connection with any vote, consent or approval subject to the first bulleted clause above, the number of such Supporting Stockholder’s Shares subject to the Support Agreement shall be modified to be the number that is equal to the lesser of (A) thirty-five percent (35%) of the total number of outstanding Shares and (B) the aggregate number of Shares held by the Supporting Stockholders as of the applicable date (the lesser of clause (A) and (B), the “Aggregate Lock-Up Amount”, and the proportion of the Aggregate Lock-Up Amount as a percentage of aggregate number of Subject Shares held by the Stockholders, the “Lock-Up Ratio”), such that each Supporting Stockholder is only obligated to tender or vote an amount of Shares equal to its Shares multiplied by the Lock-Up Ratio, and such Supporting Stockholder shall be free to tender or to vote (or cause to be voted) all of its remaining Shares in excess of its Lock-Up Subject Shares as it determines in its sole discretion.

The applicable Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Viatris and each Supporting Stockholder and (d) such time as any modification, waiver or amendment to the Merger Agreement, as in effect as of the date of the Merger Agreement, is effected without the Stockholder’s consent that reduces the Offer Price, changes the form of consideration in the Offer or otherwise adversely affects all of the stockholders of Oyster Point in any material respect (which expressly excludes any determination that Oyster Point has failed to achieve a milestone giving rise to the Milestone Payment).

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (d)(3) of the Schedule TO of which this Offer to Purchase forms a part.

Contingent Value Rights Agreement

At or prior to the Offer Acceptance Time, Viatris will execute the CVR Agreement, which CVR Agreement will govern the terms of the CVRs.

A CVR represents the non-transferable contractual contingent right to receive a cash payment (which we refer to as a “Milestone Payment”) of either (but not both) of $1.00 per share in cash if Milestone 1 (as defined below) is achieved or $2.00 per share in cash if Milestone 2 (as defined below) is achieved, net of applicable withholding taxes and without interest. Milestone 1 will be met if Oyster Point both (i) recognizes at least $21.6 million net revenue from sales of TYRVAYA Nasal Spray for the twelve months ended December 31, 2022; and (ii) achieves at least 131,822 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve months ended December 31, 2022. Milestone 2 will be met if Oyster Point both (i) recognizes at least $24.0 million net revenue from sales of TYRVAYA Nasal Spray for the twelve months ended December 31, 2022; and (ii) achieves at least 146,469 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve months ended December 31, 2022. If Milestone 1 is achieved and Milestone 2 is not achieved, the stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will receive a Milestone Payment of $1.00 per share in cash. If Milestone 1 and Milestone 2 are achieved, the stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will receive a Milestone Payment of $2.00 per share in cash. If Milestone 1 is not achieved, no Milestone Payment will become payable and stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will not receive additional consideration.

It is possible that the milestones giving rise to the Milestone Payment described above will not be achieved on or prior to December 31, 2022, in which case Oyster Point stockholders will receive only the Cash Amount for any Shares they tender in the Offer and no payments with respect to the CVRs. It is not possible to predict whether a payment will become payable with respect to the CVRs.

The right to the payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement. The CVRs will not be evidenced by a certificate or other instrument, will not have any voting or dividend rights and will not represent any equity or ownership interest in Viatris, Oyster Point or us. The CVRs will not be registered or listed for trading. No interest will accrue or be payable in respect of any of the amounts that may be payable on CVRs. Holders of CVRs will have no greater rights against Viatris than those accorded to general, unsecured creditors under applicable law. The CVRs will not be transferable except (i) upon death of a holder by will or intestacy; (ii) pursuant to a court order; (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by The Depository Trust Company; (v) if the holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (vi) to Viatris or any of its affiliates in connection with the abandonment of such CVR by the applicable holder.

Without the consent of any CVR holders or the Rights Agent, Viatris may generally enter into amendments to the CVR Agreement unless such amendments are materially adverse to the interests of the CVR holders, in which case, Viatris may enter into such adverse amendments with the consent of the holders of at least a majority of the outstanding CVRs. The CVR Agreement is governed by the laws of the State of Delaware, and any action or proceeding arising out of or relating to the CVR Agreement is subject to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware.

The summary above of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a form of which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—“Certain Information Concerning Viatris and Purchaser”. For a complete understanding of the CVR Agreement, holders of Shares are encouraged to read the full text of the CVR Agreement.

The Confidentiality Agreements

On November 2, 2021, Viatris and Oyster Point entered into a Mutual Confidential Disclosure Agreement (the “Original Confidentiality Agreement”) to facilitate discussions regarding a potential license of assets. The terms of the Original Confidentiality Agreement were superseded by the terms of the Confidentiality Agreement described below.

On June 28, 2022, Oyster Point and Viatris entered into a Confidentiality Agreement (the “Non-Disclosure Agreement”). Under the terms of the Non-Disclosure Agreement, each party agreed, among other things, to keep certain non-public information concerning the other party confidential (subject to certain exceptions) for a period of four years. Pursuant to the Merger Agreement, the Non-Disclosure Agreement will automatically terminate and be of no further force and effect if the Effective Time occurs.

On October 21, 2022, Viatris and Oyster Point entered into a Clean Team Confidentiality Agreement (the “Clean Team Agreement” and, together with the Non-Disclosure Agreement, the “Confidentiality Agreements”). Under the Clean Team Agreement, Viatris and Oyster Point agreed to supplement the Non-Disclosure Agreement with certain procedures in order to adequately protect Oyster Point’s competitively sensitive and/or highly confidential information and to ensure that the disclosure of such information complied with applicable laws.

The summaries above of the Confidentiality Agreements do not purport to be complete and are qualified in their entirety by reference to the Confidentiality Agreements, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—“Certain Information Concerning Viatris and Purchaser”. For a complete understanding of the Confidentiality Agreements, holders of Shares are encouraged to read the full text of the Confidentiality Agreements.

12.	Purpose of the Offer; Plans for Oyster Point.

Purpose of the Offer. The purpose of the Offer is for Viatris, through Purchaser, to acquire control of, and the entire equity interest in, Oyster Point. The Offer, as the first step in the acquisition of Oyster Point, is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Viatris and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger as soon as practicable following the Offer Closing.

Former holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Oyster Point and will no longer participate in the future growth of Oyster Point. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Oyster Point, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Section 262 of the DGCL.

Merger Without a Vote of the Oyster Point Stockholders. If the Offer is consummated, we are not required to and will not seek the approval of Oyster Point’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is completed, it will mean that the Minimum Condition has been satisfied, and if the Minimum Condition has been satisfied, it will mean that the Merger will be subject to Section 251(h) of the DGCL. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the stockholders of Oyster Point in accordance with Section 251(h) of the DGCL.

Plans for Oyster Point. Except as otherwise set forth in this Offer to Purchase, it is currently expected that, following the Merger, the business and operations of Oyster Point will be continued substantially as they are currently being conducted. Viatris currently intends to continue to evaluate the business and operations of Oyster Point after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

The respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time will become the directors of the Surviving Corporation at the Effective Time and the individuals who served as the officers of Oyster Point as of immediately prior to the Effective Time will continue as the officers of the Surviving Corporation at the Effective Time.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements”, this Section 12 and Section 13—“Certain Effects of the Offer”), neither Purchaser nor Viatris has any present plans or proposals that would result in (i) any extraordinary transaction involving Oyster Point (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Oyster Point, (iii) any material change in Oyster Point’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of Oyster Point, (v) any other material change in Oyster Point’s corporate structure or business, (vi) any class of equity securities of Oyster Point being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Oyster Point becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of Oyster Point’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Oyster Point, or the disposition of securities of Oyster Point, or (x) any changes in Oyster Point’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

13.	Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Viatris and Oyster Point will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser and Viatris.

Stock Quotation. The Shares are currently quoted on the Nasdaq Global Select Market. However, the rules of the Nasdaq Global Select Market establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the Nasdaq Global Select Market. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of the Nasdaq Global Select Market for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected. Viatris and Purchaser currently intend to cause the delisting of the Shares from the Nasdaq Global Select Market, as promptly as practicable after the Effective Time, as permitted by applicable law and the rules of the Nasdaq Global Select Market. We also expect to consummate the Merger as soon as practicable following the consummation of the Offer. If the Merger takes place, Oyster Point will no longer be publicly traded.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Oyster Point to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Oyster Point to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Oyster Point, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Oyster Point and persons holding “restricted securities” of Oyster Point to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on the Nasdaq Global Select Market as described above. Viatris and Purchaser currently intend to cause Oyster Point to terminate the registration of Shares under the Exchange Act (and as permitted by applicable law, the requirement to make filings under the Exchange Act), as promptly as practicable after the Effective Time and as soon as the requirements for termination of registration are met.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Oyster Point will not establish a record date for, declare, accrue, set aside or pay any dividends or make any other distribution in respect of any shares of its capital stock, other than (i) repurchases or reacquisitions in a manner consistent with past practice of Shares outstanding as of the date of the Merger Agreement pursuant to Oyster Point’s obligation (under written commitments in effect as of the date of the Merger Agreement) to purchase or reacquire Shares held by an Oyster Point Associate only upon termination of such associate’s employment or engagement by Oyster Point, (ii) repurchases in a manner consistent with past practice of Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date of the Merger Agreement (in cancellation thereof) pursuant to the terms of any such award (in effect as of the date of the Merger Agreement) between Oyster Point and a Company Associate only upon termination of such associate’s employment or engagement by Oyster Point, (iii) in connection with withholding to satisfy the exercise price or tax obligations with respect to Oyster Point Options, Oyster Point RSUs and Oyster Point PSUs or (iv) with the prior written consent of Viatris (which consent shall not be unreasonably withheld, conditioned or delayed).

15.	Conditions to the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or waiver, as applicable, of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer)) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, in the event that any of the conditions set forth in clauses (a) through (h) below have not been satisfied or waived (to the extent permitted by applicable laws) in writing by Viatris at any scheduled Expiration Date:

(a)

the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one Share more than 50% of the then-issued and outstanding Shares (the “Minimum Condition”);

(b)

(i) specified representations and warranties of Oyster Point with respect to its capitalization must have been accurate in all respects, at and as of the Offer Acceptance Time, in each case as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time will be measured only as of such other date or time), in each of the foregoing cases, except for any immaterial inaccuracies;

(ii) specified representations and warranties of Oyster Point with respect to its corporate organization, capitalization, organizational documents, authorization to enter into the Merger Agreement, the applicability of certain antitakeover laws and Oyster Point’s brokers and other advisors must have been accurate in all material respects as of the date at and as of the Offer Acceptance Time, in each case as if made on and as of such date and time (except representations and warranties that by their terms speak specifically as of another date or time will be measured only as of such other date or time);

(iii) specified representations and warranties of Oyster Point with respect to the absence of certain changes must have been accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such date and time; and

(iv) all of the other representations and warranties of Oyster Point set forth in the Merger Agreement (other than those referred to in clauses (b)(i), (b)(ii) or (b)(iii) above) must have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time will be measured only as of such other date or time), except where the failure of such representations and warranties to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a “Material Adverse Effect” (as defined in the Merger Agreement and described in Section 11—“The Transaction Agreements”) (collectively, clauses (b)(i), (b)(ii), (b)(iii) and (b)(iv), the “Representations Condition”);

(c)

Oyster Point must have complied with or performed in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time (the “Covenants Condition”);

(d)	since November 7, 2022, there has not been any Material Adverse Effect that is continuing as of the Offer Acceptance Time (the “MAE Condition”);

(e)	the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated (the “Regulatory Condition”);

(f)

Viatris and Purchaser must have received a certificate executed on behalf of Oyster Point by Oyster Point’s Chief Executive Officer or Chief Financial Officer confirming that the Representations Condition, the Covenants Condition and the MAE Condition have been duly satisfied;

(g)

there must not be in effect any Legal Restraint imposing a Burdensome Condition, and there must not be any pending lawsuit brought by any governmental body of competent jurisdiction seeking a Legal Restraint prohibiting, or making illegal, the consummation of the transactions contemplated by the Merger Agreement or seeking to impose a Burdensome Condition;

(h)	there must not be in effect any Legal Restraint that directly or indirectly prohibits, or makes illegal any of the transactions contemplated by the Merger Agreement; and

(i)	the Merger Agreement must not have been terminated in accordance with its terms.

The foregoing conditions, which we refer to collectively as the “Offer Conditions”, are in addition to, and not a limitation of, the rights and obligations of Viatris and Purchaser to extend, terminate or modify the Offer in accordance with the terms of the Merger Agreement and applicable law.

The Offer Conditions are for the sole benefit of Viatris and Purchaser, may be asserted by Viatris or Purchaser regardless of the circumstances giving rise to any such conditions and (except for the Minimum Condition, the Non-Prohibition Condition and the Termination Condition) may be waived (to the extent permitted by applicable law) by Viatris and Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Viatris and Purchaser. The failure by Viatris or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Oyster Point with the SEC, other publicly available information concerning Oyster Point and other information made available to Purchaser by Oyster Point, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Oyster Point’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Viatris as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under the sub-heading “State Takeover Statutes”, such approval or other action will be sought. Except for observance of the waiting periods and the obtaining of the required approvals summarized under the sub-heading “United States Antitrust Compliance” below in this Section 16, we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. However, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Oyster Point’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Conditions to the Offer”.

State Takeover Statutes.

A number of states (including Delaware, where Oyster Point is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. Oyster Point, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

As a Delaware corporation, Oyster Point has not opted out of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents certain “business combinations” (defined to include mergers and certain other actions) with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such.

Oyster Point has represented to Purchaser and Viatris that its Board of Directors has taken and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of the Merger Agreement, the Support Agreement and the CVR Agreement, and the consummation of the Offer, the Merger and any other transaction contemplated therein. Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Oyster Point, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Conditions to the Offer”.

United States Antitrust Compliance. Under the HSR Act, certain transactions may not be consummated until certain information and documents have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 30 calendar-day waiting period, unless the waiting period is terminated earlier, extended for an additional 30 days due to Viatris voluntarily withdrawing and refiling or extended by a request for additional information or documentary material (a “Second Request”). If the FTC or Antitrust Division issues a Second Request prior to the expiration of the initial waiting period, the parties must observe a 30-day waiting period, which would begin to run only after Viatris and Oyster Point have complied with the Second Request, unless the waiting period is terminated earlier or the parties otherwise agree not to consummate the Offer for a certain period of time. The purchase of Shares in the Offer is subject to the provisions of the HSR Act and therefore cannot be completed until Oyster Point and Viatris each file a notification and report form with the FTC and the Antitrust Division and the applicable waiting period has expired or been terminated. Oyster Point and Viatris made the necessary filings with the FTC and the Antitrust Division on November 8, 2022. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger (which

Purchaser expects to be the case if the Offer is consummated, given the Minimum Condition) or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after the purchase of Shares by Purchaser, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the Antitrust Division could take any action under the antitrust laws, including seeking to enjoin the purchase of Shares in the Offer and the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license or hold separate assets or modify or terminate existing relationships and contractual rights, or impose a restriction, requirement or limitation on the operation of the business. At any time before or after the completion of the purchase of Shares in the Offer, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state or foreign jurisdiction could take such action under the antitrust laws as it deems necessary or desirable in the public interest. Private parties may also seek to take legal actions under the antitrust laws under certain circumstances. We cannot be certain that a challenge to the purchase of Shares in the Offer will not be made or that, if a challenge is made, we will prevail. See Section 11—“The Transaction Agreements”, under the sub-heading “Reasonable Best Efforts” and Section 15—“Conditions to the Offer”.

Foreign Laws. Based on a review of the information currently available relating to the countries and businesses in which Oyster Point and Viatris are engaged, Viatris and Purchaser are not aware of any material filing or approval in any foreign country that is required in order to consummate the Offer and the Merger.

Appraisal Rights. No appraisal rights are available to the holders of Shares who tender such Shares in connection with the Offer. However, if the Merger takes place pursuant to Section 251(h) of the DGCL, stockholders or beneficial owners of Oyster Point who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL; (iv) you comply with the applicable legal requirements under the DGCL; and (v) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is made, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by Oyster Point and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. This value may be the same, more or less than the price that Purchaser is offering to pay you in the Offer and the Merger. Moreover, Purchaser or Oyster Point may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a holder or beneficial owner of Shares to exercise appraisal rights in connection with the Merger, does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Pursuant to Section 262 of the DGCL, where a merger is approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice by Oyster Point to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Any stockholder or beneficial owner wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if an Oyster Point stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer, which shall occur on the date on which acceptance and payment for Shares occurs, and twenty days after the date of mailing of the notice of appraisal rights in the Schedule 14D-9 (which date of mailing is December 2, 2022), properly deliver to Oyster Point at the address indicated below, an effective demand in writing for appraisal of such Shares, which demand must reasonably inform Oyster Point of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;

•	not tender such Shares in the Offer;

•	continuously hold of record or beneficially own such Shares from the date on which the written demand for appraisal is made through the Effective Time;

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter;

•

unless Oyster Point or another holder or beneficial owner of Shares (or any other person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) who has complied with the requirements of Section 262 and who is otherwise entitled to appraisal rights has done so, file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares entitled to appraisal within 120 days after the Effective Time. Oyster Point is under no obligation to file any petition and has no intention of doing so; and

•

in the case of a beneficial owner, the demand must (A) reasonably identify the holder of record of the shares for which the demand is made, (B) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (C) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

The foregoing summary of the appraisal rights of Oyster Point stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by Oyster Point stockholders or beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. If any holder or beneficial owner of Shares shall have failed to perfect or shall have effectively withdrawn or lost such holder’s or beneficial owner’s right to appraisal and payment under the DGCL, such holder’s or beneficial owner’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Offer Price. The preservation and proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to fully and precisely follow the steps required by Section 262 of the DGCL for the perfection of appraisal rights may result in the loss of those rights. The full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.

Appraisal rights cannot be exercised at this time. The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, upon the terms and subject to the Offer Conditions, you will receive the Offer Price for your Shares.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by us. Purchaser believes that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) Purchaser was not, at the time the Merger Agreement was executed, and is not, an affiliate of Oyster Point for purposes of the Exchange Act, (ii) Purchaser anticipates that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer) and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Litigation. To the knowledge of Viatris and Purchaser, as of November 30, 2022, there is no pending litigation against Viatris, Purchaser or Oyster Point in connection with the Merger or the Transactions.

Stockholder Approval Not Required. Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Oyster Point stockholders. Following the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Viatris, Purchaser and Oyster Point will take all necessary and appropriate action to effect the Merger as soon as practicable without a meeting of Oyster Point stockholders in accordance with Section 251(h) of the DGCL.

17.	Fees and Expenses.

Viatris and Purchaser have retained Innisfree M&A Incorporated to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Neither Viatris nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Viatris or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Viatris, Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Viatris and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Oyster Point has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Board Recommendation and the reasons for such Board Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Viatris and Purchaser”.

Iris Purchaser Inc.

December 1, 2022

SCHEDULE I — INFORMATION RELATING TO VIATRIS AND PURCHASER

Viatris

The following table sets forth information about Viatris’s directors and executive officers as of December 1, 2022. The current business address of each person is c/o Viatris Inc., 1000 Mylan Boulevard, Canonsburg, PA 15317, and the business telephone number is (724) 514-1800.

Name	Citizenship	Position at Viatris
Robert J. Coury	United States	Executive Chairman; Director; Chair, Executive Committee

Michael Goettler	United States	Chief Executive Officer; Director; Member, Science and Technology Committee

Rajiv Malik	United States	President; Director; Member, Science and Technology Committee

W. Don Cornwell	United States	Director; Member, Audit Committee; Member, Risk Oversight Committee

JoEllen Lyons Dillon	United States	Director; Member, Audit Committee; Member, Compliance Committee; Member, Executive Committee; Chair, Governance and Nominating Committee

Neil Dimick	United States	Director; Chair, Audit Committee; Member, Compensation Committee; Member, Executive Committee; Member, Finance Committee

Melina Higgins	United States	Director; Chair, Compensation Committee; Member, Executive Committee; Chair, Finance Committee; Member, Governance and Nominating Committee

James Kilts	United States	Director; Member, Compensation Committee; Member, Finance Committee

Harry A. Korman	United States	Director; Member, Compliance Committee; Member, Governance and Nominating Committee; Chair, Risk Oversight Committee; Member, Science and Technology Committee

Richard A. Mark	United States	Director; Member, Audit Committee; Member, Finance Committee; Member, Risk Oversight Committee

Mark W. Parrish	United States	Lead Independent Director and Vice Chairman; Member, Audit Committee; Chair, Compliance Committee; Member, Executive Committee; Member, Governance and Nominating Committee

Ian Read	United States	Director; Member, Compliance Committee; Chair, Science and Technology Committee

Pauline van der Meer Mohr	Netherlands	Director; Member, Compensation Committee; Member, Compliance Committee; Member, Risk Oversight Committee

Sanjeev Narula	United States	Chief Financial Officer (principal financial officer)

Name	Citizenship	Position at Viatris

Paul Campbell	United States	Chief Accounting Officer and Corporate Controller (principal accounting officer)

Brian Roman	United States	Global General Counsel

Andrew Cuneo	United States	President, Japan, Australia and New Zealand (JANZ)

Anthony Mauro	United States	President, Developed Markets

Xiangyang (Sean) Ni	People’s Republic of China	President, Greater China

Executive Officers and Directors of Viatris

ROBERT J. COURY

Mr. Coury has served as Viatris’ Executive Chairman since the formation of Viatris as a result of the closing of the combination of Mylan N.V. (“Mylan”) with the Upjohn business of Pfizer Inc. (“Pfizer”) on November 16, 2020 (the “Combination”). Mr. Coury leads the board of directors of Viatris (“Viatris Board”); oversees the strategic direction of Viatris with the Viatris Board and in collaboration with executive management; advises the management team as they execute on Viatris’ strategy to drive value creation and to otherwise unlock value; oversees management’s execution of the business strategies approved by the Board; oversees executive talent management; and ensures robust engagement with shareholders and other key stakeholders, among other responsibilities. Mr. Coury most recently served as Executive Chairman of Mylan. During his tenure with Mylan, Mr. Coury’s strategic vision led to the creation of a strong foundation for Viatris. Under Mr. Coury’s leadership, Mylan grew from the third-largest generics pharmaceutical company in the United States to one of the largest pharmaceutical companies in the world, earning spots in both the S&P 500 and, prior to Mylan’s reincorporation outside of the United States in 2015, the Fortune 500. Mr. Coury was first elected to the board of directors of Mylan in February 2002, having served since 1995 as a strategic advisor to the company. He became the Vice Chairman shortly after his election and served as Chief Executive Officer from September 2002 until January 2012. He then served as Executive Chairman from 2012 until he became non-executive Chairman in June 2016. As Executive Chairman between 2012 and 2016, Mr. Coury’s primary responsibilities were similar to those noted above. As non-executive Chairman, Mr. Coury continued to provide the overall strategic leadership for Mylan and was directly involved in shareholder engagement and material transactions involving Mylan, as well as in other matters considered significant by the Mylan board of directors. The Mylan board of directors reappointed Mr. Coury as Executive Chairman in April 2020. In that role, Mr. Coury’s responsibilities were similar to his current responsibilities, and he provided leadership and strategic direction in navigating the unique challenges posed to Mylan and the pharmaceutical industry by the COVID-19 pandemic and oversight of work related to the Combination. Mr. Coury is the founder and president of the Robert J. Coury Family Foundation, which is a private foundation formed to help support his philanthropic efforts and his mission of giving back. He has served as a member of the University of Southern California President’s Leadership Council since 2014. Mr. Coury also serves on the Goldman Sachs Healthcare Advisory Council.

MICHAEL GOETTLER

Mr. Goettler has served as Viatris’ CEO and on the Viatris Board since the closing of the Combination on November 16, 2020. His responsibilities include leading the overall performance of Viatris and executing on the strategies developed in collaboration with the Executive Chairman and the Board, among other responsibilities. From January 2019 until the closing of the Combination, Mr. Goettler was the Group President of Pfizer’s Upjohn division, where his responsibilities included leading the division’s performance and strategy, including commercial, R&D, operations and enabling functions. From July 2018 until December 2018, Mr. Goettler served as Executive Vice President, Established Products Division, which subsequently became Upjohn. Mr. Goettler also served as Global President of Pfizer Inflammation & Immunology from January 2018 until June 2018;

Global President of Pfizer’s Rare Disease Business from January 2016 until December 2017; Global Commercial Officer, Senior Vice President for Pfizer’s Global Innovative Pharma Business from January 2014 until December 2015; and Regional President, Europe for Pfizer Specialty Care and Chair of the European Management Team from June 2012 until December 2013. From 2015 until 2020, Mr. Goettler served on the board of directors of Population Services International, a global organization dedicated to improving the health of people in the developing world. Since 2019, Mr. Goettler has been a member of the Tsinghua School of Pharmacy Advisory Board.

RAJIV MALIK

Mr. Malik has served as Viatris’ President and on the Viatris Board since the closing of the Combination on November 16, 2020. His responsibilities include the day-to-day operations of Viatris, overseeing Viatris’ commercial business units, the Commercial Development, Medical, Information Technology and Quality functions, as well as Research and Development and Operations. He has also played a leading role in integrating the two legacy companies while stabilizing the business in its first two years of operation. Previously, Mr. Malik served as President of Mylan from January 2012 until the closing of the Combination. His responsibilities with Mylan included leading the company’s global commercial, scientific, operational, information technology and business development activities in more than 165 countries and territories. In addition, he oversaw the operations that managed a portfolio of more than 7,500 products, a pipeline of approximately 1,200 products and more than 40 manufacturing facilities around the world. He also served on the Mylan Board from 2012 until the closing of the Combination. Mr. Malik also held various senior roles at Mylan, including Executive Vice President and Chief Operating Officer from July 2009 to December 2012, and head of Global Technical Operations from January 2007 to July 2009. Prior to joining Mylan in January 2007, Mr. Malik served as Chief Executive Officer of Matrix Laboratories Limited (now Mylan Laboratories Limited) from July 2005 to June 2008. Prior to joining Matrix, he served as Head of Global Development and Registrations for Sandoz GmbH from September 2003 to July 2005, and as Head of Global Regulatory Affairs and Head of Pharma Research for Ranbaxy from October 1999 to September 2003.

W. DON CORNWELL

Mr. Cornwell has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Cornwell also has served on the board of directors of American International Group, Inc. since 2011, and serves on its Audit and Nominating and Corporate Governance Committees. He has also been a member of the board of directors of Natura & Co Holding S.A. since January 2020 and serves on its Corporate Governance and Finance Committees. Mr. Cornwell was a Director of Avon Products, Inc. from 2002 until its acquisition by Natura in 2020. Mr. Cornwell served on the Pfizer board of directors from 1997 until the closing of the Combination, where he most recently chaired the Regulatory and Compliance Committee and was a member of the Governance and Sustainability Committee. Mr. Cornwell served as Chairman and Chief Executive Officer of Granite Broadcasting Corporation from 1988 until his retirement in August 2009 and served as Vice Chair until December 2009. Mr. Cornwell also serves on the board of trustees of Big Brothers Big Sisters of New York City and is the Vice Chairman of the board of directors of Blue Meridian Partners, a partnership of philanthropists that invests in strategies to impact social problems confronting young people and families in poverty.

JOELLEN LYONS DILLON

Ms. Dillon has served on the Viatris Board since the closing of the Combination on November 16, 2020. Ms. Dillon became a member of the board of directors of World Wrestling Entertainment, Inc., an integrated media and entertainment company, in September 2022. Ms. Dillon served as a Director of Mylan from 2014 until the closing of the Combination, most recently chairing the Compensation and Governance and Nominating Committees, and serving as a member of the Audit, Compliance and Executive Committees. She served from March 2013 to August 2017 as an executive officer of The ExOne Company, a global provider of three-dimensional printing machines and services. She was promoted to Executive Vice President in December 2014, adding to her original duties as Chief Legal Officer and Corporate Secretary. She held responsibilities for, among other things, capital markets development, corporate strategic planning, human resources, global compliance, investor relations, and international business development within Europe and Asia. Previously, Ms. Dillon had an almost 25-year legal career in corporate mergers and acquisitions and securities, where she represented both public and private companies in a variety of complex matters. She was a Partner with Reed Smith LLP, a law firm, from 2002 until 2011. She previously had been at the law firm Buchanan Ingersoll & Rooney PC from 1988 until 2002, where she became a Partner in 1997. Ms. Dillon previously served as a member of the board of trustees of the Allegheny District chapter of the National Multiple Sclerosis Society and served as Chair and Audit Committee chair.

NEIL DIMICK C.P.A.*

Mr. Dimick has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Dimick has served on the board of directors of Resources Connection, Inc. since November 2003, and chairs its Audit Committee and serves on its Compensation Committee. Mr. Dimick previously served as a Director of Mylan from 2005 until the closing of the Combination, most recently chairing the Audit Committee and serving as a member of the Executive, Finance, and Risk Oversight Committees. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002. From 1992 to 2001, he was Senior Executive Vice President and Chief Financial Officer of Bergen Brunswig Corporation, a wholesale drug distributor. Prior to that, Mr. Dimick was a Partner with Deloitte for eight years. Mr. Dimick also served on the boards of directors of WebMD Health Corp. from 2005 to September 2017; Alliance HealthCare Services, Inc. from 2002 to August 2017; and Thoratec Corporation from 2003 to October 2015.

*	C.P.A. distinction is “inactive” status.

MELINA HIGGINS

Ms. Higgins has served on the Viatris Board since the closing of the Combination on November 16, 2020. In May 2021, Ms. Higgins became the nonexecutive Chair of the board of directors of Genworth Financial Inc., an insurance company. She has been a member of Genworth Financial Inc.’s board since September 2013 and serves on its Audit and Management Development & Compensation Committees. From March to December 2021 until the completion of its merger with Virgin Orbit Holdings, Inc., Ms. Higgins served on the board of NextGen Acquisition Corp. II, a special purpose acquisition company, chairing its Nominating and Corporate Governance Committee and serving on its Audit and Compensation Committees. In January 2016, Ms. Higgins became non-executive Chair of the board of directors of Antares Midco Inc., a private company that provides financing solutions for middle market, private equity-backed transactions. Ms. Higgins served as a Director of Mylan from 2013 to the closing of the Combination, most recently chairing the Finance Committee and serving on the Audit, Compensation, and Executive Committees. She previously held senior roles of increasing responsibility at The Goldman Sachs Group, Inc., a global investment banking, securities and investment management firm, including Partner and Managing Director, from 1989 to 1992 and 1994 to 2010. Ms. Higgins served as a member of Goldman’s Investment Committee of the Principal Investment Area, which oversaw and approved global private equity and private debt investments. She also served as Head of the Americas for Private Debt and as co-Chairperson of the Investment Advisory Committee for GS Mezzanine Partners funds. Ms. Higgins is a member of the Women’s Leadership Board of Harvard University’s John F. Kennedy School of Government.

JAMES M. KILTS

Mr. Kilts has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Kilts is a founding Partner of Centerview Capital, a private equity firm, and currently serves as Lead Director of Advantage Solutions Inc. and previously served as non-executive Chairman beginning in October 2020 following that company’s combination with Conyers Park II Acquisition Corp., where he served as Executive Chairman from May 2019. Since August 2021, Mr. Kilts has served as co-Chief Executive Officer of Conyers Park III

Acquisition Corp., a special purpose acquisition company. He has served as Chairman of The Simply Good Foods Company since 2017, and serves on that company’s Nominating and Corporate Governance Committee. Since 2006, Mr. Kilts has been a Director and Member of Centerview Capital Holdings LLC. Previously, Mr. Kilts served as a Director of Unifi Inc. from 2016 until his retirement from this board in July 2022, and most recently served on that company’s Compensation Committee; served on the board of directors of Pfizer from 2007 until the closing of the Combination, where he most recently served on the Compensation Committee; MetLife, Inc. from 2005 until June 2020, where he most recently chaired the Compensation Committee and was a member of the Governance and Corporate Responsibility Committee; The Procter & Gamble Company from 2005 to 2006; as Chairman of Conyers Park Acquisition Corporation from its formation in April 2016 until its merger with The Simply Good Foods Company in July 2017; as a non-executive Director of Nielsen Holdings plc from 2006 until 2017, Chairman of Nielsen Holdings from 2011 until 2013, and Chairman of Nielsen Company B.V. from 2009 until 2014; and as a Director of MeadWestvaco Corporation from 2006 until 2014. Mr. Kilts also served as Chairman and Chief Executive Officer of The Gillette Company from 2001 to 2005 and President from 2003 to 2005, and as President and Chief Executive Officer of Nabisco Group Holdings Corporation from 1998 until its acquisition in 2000. Mr. Kilts also serves on the board of directors of the Cato Institute; as a Life Trustee of Knox College; on the board of trustees of the University of Chicago; and as a life member of the Advisory Council of the University of Chicago Booth School of Business.

HARRY A. KORMAN

Mr. Korman has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Korman served as a Director of Mylan from 2018 until the closing of the Combination, most recently chairing the Risk Oversight Committee and serving as a member of the Compliance, Governance and Nominating, and Science and Technology Committees. Previously, Mr. Korman held senior executive roles of increasing responsibility at Mylan Inc. and its subsidiaries from 1996 until July 2014. He served as Mylan Inc.’s global Chief Operating Officer from January 2012 until July 2014, after which he served in a consultant role with Mylan Inc. for one year. Prior to his service as Chief Operating Officer, he was the President, North America of Mylan Inc. commencing in October 2007. Mr. Korman also served as President of Mylan Pharmaceuticals Inc. from February 2005 to December 2009. He joined Mylan in 1996 after the company’s acquisition of UDL Laboratories, Inc. (n/k/a Mylan Institutional Inc.), and served as its President, among other prior responsibilities. Mr. Korman has served as a past Director and Vice Chairman of the Generic Pharmaceutical Association, now known as the Association for Accessible Medicines. He also previously served as a Director and Vice Chairman of the HDMA Foundation, which serves the healthcare industry by providing research and education focused on healthcare supply issues.

RICHARD A. MARK C.P.A.

Mr. Mark has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Mark currently serves on the board of directors of Goldman Sachs BDC, Inc., Goldman Sachs Private Credit Fund, LLC, and Goldman Sachs Middle Market Lending Corp. II, chairing their Audit Committees and serving on their Compliance, Contract Review, and Governance and Nominating Committees. He previously served as a Director of Mylan from 2019 until the closing of the Combination, most recently serving on the Audit and Finance Committees. Previously, Mr. Mark served on the board of directors of Goldman Sachs Middle Market Lending Corp. prior to its merger with Goldman Sachs BDC, Inc. in October 2020, most recently chairing its Audit Committee and serving on its Compliance, Governance and Nominating, and Contract Review Committees. Mr. Mark also was a Partner with Deloitte & Touche LLP from June 2002 to May 2015, most recently leading the advisory corporate development function. Prior to joining Deloitte & Touche LLP, Mr. Mark held various positions with Arthur Andersen & Co., including Audit Partner. Mr. Mark also served from July 2015 until August 2016 as Chairman of the board of directors and as a member of the Audit Committee of Katy Industries, Inc., a manufacturer, importer and distributor of commercial cleaning and consumer storage products. He also served on the board of directors of Cadence Health from 1993 until its acquisition by Northwestern Memorial Healthcare in September 2014. Following the acquisition of Cadence Health, Mr. Mark was a Director of

Northwestern Memorial Healthcare from September 2014 to August 2015, serving on its Executive and Nominating and Governance committees. Mr. Mark also serves as a Director and a member of the Finance Committee of Home Centered Care Institute, a not-for-profit corporation, which provides medical care to medically complex patients who are either homebound or home-limited. Until December 2021, Mr. Mark served as a Director of Almost Home Kids, a not-for-profit corporation affiliated with Lurie Children’s Hospital of Chicago, a provider of transitional care to children with complicated health needs, training for their families, and respite care.

MARK W. PARRISH

Mr. Parrish has served as the Lead Independent Director and Vice Chairman of the Viatris Board since the closing of the Combination on November 16, 2020. He served as Chief Executive Officer of TridentUSA Health Services, a provider of mobile X-ray and laboratory services to the long-term care industry, from 2008 to August 2018, and as Executive Chairman from 2008 to 2013. From August 2018 to September 2019, he served as Executive Chairman of TridentUSA Health Services. In February 2019, TridentUSA Health Services filed for protection under Chapter 11 of the U.S. Bankruptcy Code and emerged from bankruptcy in September 2019. Since January 2013, Mr. Parrish has served on the board of directors of Omnicell, Inc., a company that specializes in healthcare technology, and serves on its Audit and Compensation Committees; since May 2019, he has served on the board of directors, and is the Chairman of the Audit Committee, of Comprehensive Pharmacy Services, a private company that specializes in the outsourcing of hospital pharmacies; and since February 2022 has served on the board of directors of Safecor Health, LLC, a private limited liability company that provides unit dose drug packaging services to hospitals and long-term care facilities. Mr. Parrish served as a Director of Mylan from 2009 until the closing of the Combination, most recently serving as Lead Independent Director and Vice Chairman and as Chair of the Compliance Committee and member of the Audit, Executive, Governance and Nominating, and Risk Oversight Committees; Silvergate Pharmaceuticals, a private company that develops and commercializes pediatric medications, from 2013 until June 2019; and Golden State Medical Supply, a private company that specializes in meeting unique labeling and sizing needs and pharmaceutical packaging, serialization and distribution, from May 2014 until August 2019, when it was acquired by Court Square. From 1993 to 2007, Mr. Parrish held management roles of increasing responsibility with Cardinal Health Inc. and its affiliates, including Chief Executive Officer of healthcare supply chain services, from 2006 to 2007. Mr. Parrish serves as president of the International Federation of Pharmaceutical Wholesalers, an association of pharmaceutical wholesalers and pharmaceutical supply chain service companies, and as senior adviser to Frazier Healthcare Ventures, a healthcare-oriented growth equity firm.

IAN READ

Mr. Read has served on the Viatris Board since the closing of the Combination on November 16, 2020. Mr. Read also has served as Operating Executive of The Carlyle Group’s Global Healthcare Group since January 2020, where he advises on growth strategies, leadership, talent development, effective operations, and risk management. Mr. Read is the co-founder of Population Health Investment Co. Inc., serving as that company’s Executive Chairman since November 2020. In September 2020, Mr. Read became the Chairman of the supervisory board of avateramedical N.V., a private financial holding company that focuses on investments in and start-ups of medical technology companies. He also serves as an advisory board member of Tennor Holding B.V., avateramedical’s largest shareholder. Mr. Read has served as chairman of the board of directors of TriNetX, LLC, a private company that is a global health research network, since February 2021. In addition, Mr. Read was appointed the chairman of the board of directors of Areteia Therapeutics, Inc., a private biotechnology company, in September 2022. Mr. Read most recently served as Chairman of DXC Technology from February 2020 until his retirement from this board in June 2022 and as Lead Independent Director of Kimberly-Clark Corporation’s board of directors, serving on that company’s Management Development & Compensation and Nominating and Corporate Governance Committees until his retirement from this board in April 2022. Mr. Read previously held several positions at Pfizer between 1978 and 2019, including Executive Chairman from January 2019 until December 2019 and Chief Executive Officer from December 2010 until December 2018. He served as Chairman of Pfizer’s board of directors from December 2011 to December 2018.

PAULINE VAN DER MEER MOHR

Ms. van der Meer Mohr has served on the Viatris Board since the closing of the Combination on November 16, 2020. In April 2022, Ms. van der Meer Mohr became a member of the supervisory board of Koninklijke Ahold Delhaize N.V. and currently serves as Chair of its Remuneration Committee and a member of its Audit Committee. In September 2021, she became a member of the supervisory board of ASM International N.V. and in April 2022 was appointed as Chairperson of the Supervisory Board and is a member of that company’s Nomination, Selection and Remuneration Committee. Beginning in January 2023, she will serve on the Supervisory Board of Nationale-Nederlanden N.V., an international financial services company, after her election in May 2022. Ms. van der Meer Mohr most recently served as a Director of HSBC Holdings plc, chairing that company’s Group Remuneration Committee and serving as a member of its Group Audit Committee and Nomination & Corporate Governance Committee, until her retirement from this board in April 2022. From 2011 to May 2021, she was also a member of the supervisory board of Royal DSM N.V., most recently serving as Deputy Chair, chairing its Remuneration Committee and serving on its Nomination Committee. She is also a member of the supervisory board of EY Netherlands LLP, currently serving as Chair. Ms. van der Meer Mohr also serves as the Chair of the Dutch Corporate Governance Code Monitoring Committee and as Chair of the Appointment Advisory Committee for the President of the Supreme Court of the Netherlands, and she is a member of the Capital Markets Committee of the Dutch Authority for Financial Markets. Previously, Ms. van der Meer Mohr served on the board of directors of Mylan from 2018 until the closing of the Combination, where she most recently served on the Compensation and Risk Oversight Committees. She also served on the supervisory board of ASML Holding N.V. from 2009 until April 2018, and as President of the executive board of Erasmus University in Rotterdam from 2010 to 2016. Ms. van der Meer Mohr began her career in the legal profession and previously held several legal and management positions at Royal Dutch Shell Group from 1989 to 2004. In 2004, she was appointed Group Human Resources Director at TNT N.V., now known as PostNL, before becoming Senior Executive Vice President and Head of Group Human Resources at ABN AMRO NV in 2006. She served as a member of the Dutch Banking Code Monitoring Commission in the Netherlands from 2010 to 2013, and began her own human capital consulting firm in 2008.

SANJEEV NARULA

Mr. Narula has served as Viatris’ Chief Financial Officer since the closing of the Combination on November 16, 2020. His responsibilities include oversight of the global Finance Department, which includes corporate controllership, financial planning and analysis, internal audit, and tax functions, among others. Prior to the Combination, Mr. Narula served as Chief Financial Officer of Pfizer’s Upjohn division beginning in January 2019, with responsibility for oversight of finance, procurement and business technology for all functions of the business. From January 2014 to January 2019, Mr. Narula served as Vice President, Finance for Pfizer’s Essential Health Business, with responsibility for finance, business development, financial planning and analysis, and the operating plan process and forecasting. Mr. Narula also held several other financial leadership positions during his 16 years at Pfizer and Upjohn, including as the finance lead for the Primary Care Business Unit. Prior to joining Pfizer, Mr. Narula held financial and operational leadership roles at American Express and Xerox.

PAUL CAMPBELL

Mr. Campbell has served as Viatris’ Chief Accounting Officer and Corporate Controller since the closing of the Combination on November 16, 2020. He is responsible for oversight of the day-to-day operations of the accounting and finance functions of Viatris, including planning, implementing, and managing Viatris’s finance and accounting activities. Prior to the closing of the Combination, Mr. Campbell was Mylan’s Chief Accounting Officer, Senior Vice President and Controller. Before his appointment as Chief Accounting Officer in November 2015, Mr. Campbell served as Mylan’s Senior Vice President and Controller beginning in May 2015, with responsibility for overseeing the company’s accounting and financial operations and reporting, and he previously held roles of increasing responsibility at Mylan since 2002.

BRIAN ROMAN

Mr. Roman has served as Viatris’ Global General Counsel since the closing of the Combination on November 16, 2020. His responsibilities include oversight of Viatris’s global legal organization, including securities, global contracts, labor and employment, global regulatory, business development, litigation, and intellectual property, among other areas. From July 2017 until the closing of the Combination, Mr. Roman was Mylan’s Global General Counsel, with similar responsibilities. Prior to 2017, Mr. Roman served as Mylan’s Chief Administrative Officer from January 2016 until June 2017, with responsibility for oversight of the Human Relations, Compliance, Facilities, Security, Information Security, and Privacy functions. He served as Mylan’s Senior Vice President and Chief Compliance Officer from April 2010 until December 2015 and Vice President and General Counsel, North America from October 2005 until April 2010.

ANDREW CUNEO

Mr. Cuneo has served as President, Japan, Australia and New Zealand since the closing of the Combination on November 16, 2020. His responsibilities include oversight of the day-to-day operations in the region. From April 2017 until the closing of the Combination, Mr. Cuneo was Mylan’s President—Rest of World, with responsibility for executing on commercial objectives in more than 120 countries, including developed and emerging markets. Mr. Cuneo joined Mylan in February 2009 and served as Head of Global Business Development until April 2017. Previously, Mr. Cuneo served as Director of Merrill Lynch’s Global Healthcare Investment Banking Group.

ANTHONY MAURO

Mr. Mauro has served as President, Developed Markets since the closing of the Combination on November 16, 2020. His responsibilities include oversight of the commercial functions in more than 35 countries in North America and Europe, including sales and marketing strategies in those regions. From January 2016 until the closing of the Combination, Mr. Mauro served as Chief Commercial Officer of Mylan, with responsibility for overseeing Mylan’s commercial businesses around the world. Prior to 2016, Mr. Mauro served as Mylan’s President, North America beginning January 1, 2012. He served as President of Mylan Pharmaceuticals Inc. from 2009 through February 2013. Mr. Mauro previously served as Chief Operating Officer of Mylan Pharmaceuticals ULC in Canada, Vice President of North America Strategic Development, and Vice President of North America Sales.

XIANGYANG (SEAN) NI

Mr. Ni has served as President, Greater China since the closing of the Combination on November 16, 2020. His responsibilities include oversight of day-to-day operations in the region and overseeing the development and execution of Viatris’s strategy in Greater China. From March 2019 until the closing of the Combination, Mr. Ni served as Senior Vice President of Global Strategy, Business Development, and Commercial Development at Pfizer’s Upjohn division, with responsibility for corporate strategy, business development, global marketing, pricing and channel management, commercial operations, and commercial excellence. He was Head of Established Brands, Global Product and Portfolio Strategy with AstraZeneca from July 2017 until February 2019, with responsibility for the global established brands portfolio based in the U.S. Prior to that, he was Vice President of Alliances and Business Development for AstraZeneca China from April 2014 until July 2017 and Executive Director, Strategic Planning and Business Development from February 2013 to April 2014.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of December 1, 2022. The current business address of each person is c/o Viatris Inc., 1000 Mylan Boulevard, Canonsburg, PA, 15317, and the business telephone number is (724) 514-1800.

Name	Citizenship	Position at Purchaser
Alan Weiner	United States	Director; President
John Miraglia	United States	Director; Treasurer
Thomas D. Salus	United States	Secretary

Executive Officers and Directors of Purchaser

ALAN WEINER

Mr. Weiner has served as Head of Global Tax at Viatris since the closing of the Combination on November 16, 2020. Since October 2022, Mr. Weiner has served as a director and as President of Purchaser.

JOHN MIRAGLIA

Mr. Miraglia has served as Head of Global Treasury at Viatris since the closing of the Combination on November 16, 2020. Since October 2022, Mr. Miraglia has served as a director and as Treasurer of Purchaser.

THOMAS D. SALUS

Mr. Salus has served as Deputy Global General Counsel at Viatris since the closing of the Combination on November 16, 2020. Since October 2022, Mr. Salus has served as Secretary of Purchaser.

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by hand, express mail, courier or other expedited service:	If delivering by mail:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call:

(877) 717-3936 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833